SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.

Dated September 7, 2004

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:
Yes [X] No [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

(This report consists of 57 pages)

(TK) 12851/001/2004FORM6K/09.07.04.cover.sign.doc

Table of Documents Submitted

Item

1. Annual Report of Millea Holdings for the Year Ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 7, 2004

By: /s/ TETSUYA UNNO
General Manager of Corporate Legal and Risk Management Department

(TK) 12851/001/2004FORM6K/09.07.04.cover.sign.doc

MILLEA

Millea Holdings, Inc.
2004

Annual Report to Holders of American Depositary Shares
For the Year Ended March 31, 2004

Millea Group Corporate Philosophy

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

By providing customers with the highest quality products and services, we will spread safety and security to all around us.

For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.



Mangrove – "the forests of the sea"

Financial Highlights

Years ended March 31	(Yen in millions) 2004	(Yen in millions) 2003	(Dollars in thousands) 2004
Property and Casualty Net Premiums Written	¥ **1,945,246**	¥ 1,898,557	$ **18,351,377**
Life Premiums	**247,800**	262,486	**2,337,736**
Net Investment Income	**126,173**	108,311	**1,190,311**
Net Income	**102,882**	378,017	**970,585**
Total Assets at year-end	**12,200,373**	10,893,363	**115,097,858**
Stockholders' Equity at year-end	**3,408,351**	2,824,316	**32,154,255**

Net Premiums Written
(Yen in billions)


1,298.0
1,323.9
1,381.5
1,898.6
1,945.2
'00 '01 '02 '03 '04

Net Investment Income
(Yen in billions)


143.7
127.9
104.7
108.3
126.2
'00 '01 '02 '03 '04

Net Income
(Yen in billions)


81.8
88.7
160.7
378.0
102.9
'00 '01 '02 '03 '04

Total Assets
(Yen in billions)


8,174.3
8,216.7
8,559.2
10,893.4
12,200.4
'00 '01 '02 '03 '04

Note 1: Millea Holdings' financial results for the years ended March 31, 2002, 2001 and 2000 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Note 2: U.S. dollar amounts in this Annual Report have been translated from yen, for convenience only, at the rate of ¥106=U.S. $1.

Contents

Millea Holdings is subject to the information requirements of the United States Securities Exchange Act of 1934. In accordance with those requirements, Millea Holdings files with the SEC annual reports on Form 20-F and furnishes to the SEC other material information on Form 6-K. Our annual report on Form 20-F and other reports are available on the SEC's website (www.sec.gov).

To Our Shareholders

Operating Environment

In the fiscal year ended March 31, 2004, the Japanese economy showed moderate recovery as exports and capital investment increased and equity prices recovered.

Insurance Sector Trends

In the property and casualty insurance sector, intensive competition continued in the fiscal year ended March 31, 2004, as companies struggled to improve their products and services and to improve management efficiency. In the life insurance sector, severe conditions persisted, as many companies were unable to stop a decline in their insurance-in-force.



Kunio Ishihara
President

Tomio Higuchi
Chairman

Millea Group Corporate Philosophy and Millea Holdings Business Plan

Under these operating conditions, during the second fiscal year after its formation, Millea Holdings formulated the corporate philosophy of the Millea Group, namely to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

Based on this corporate philosophy, Millea Holdings has created a business plan centered on the objectives of increasing earnings in its core property and casualty and life insurance businesses in Japan and expanding the business operations to include high-profit and high-growth areas. The objective of the business plan is to build a solid earnings base for property and casualty and life insurance operations by further strengthening the domestic property and casualty insurance business and allocating additional management resources to life insurance operations. The plan focuses on four areas of core operations: property and casualty insurance, life insurance, overseas insurance business mainly in Asia and other businesses with significant synergies with insurance operations. Millea Holdings aims to optimize its business portfolio and to improve its return on equity (ROE). Through the implementation of the plan, Millea Holdings aims to maximize the corporate value of the Group and to turn it into a world-class insurance group. In addition, Millea Holdings, as a holding company, establishes fundamental Group policies for compliance and risk management and oversees internal audits of its subsidiaries.

The following sections report on the results of our efforts in our core businesses during the fiscal year ended March 31, 2004.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the business position of the Group by working to strengthen underwriting and to increase efficiency as well as sales. Millea Holdings has announced the planned merger of Tokio Marine and Nichido Fire, subject to the approval of relevant government authorities, to form Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido") as of October 1, 2004. The objective of the merger is to maximize the corporate value of the Millea Group by creating synergies across the Group, while building a solid foundation for the property and casualty insurance business by promoting a growth strategy that combines the strength of both companies and by increasing efficiency through a larger scale of business. During the fiscal year under review, Millea Holdings worked to integrate the business processes of both companies, focusing primarily on combining products, back offices and systems while paying the utmost attention to risk management. Millea Holdings supervised these preparations, in cooperation with the management of Tokio Marine and Nichido Fire, and the implementation has so far been successful.

In August 2003, Tokio Marine and Nichido Fire respectively launched new automobile insurance products, "TAP Navi" and "Shimpai Gomuyo Navi." These products aim to provide each customer with an insurance policy at an optimal premium by setting rates according to risk differentiation factors, including the policyholders' intended purpose for driving a car, the color of the drivers' license, which reflects the drivers' driving record, and age. Both Tokio Marine and Nichido Fire conducted personalized marketing activities for "Cho Hoken," meaning "Super Insurance," which fully integrates property and casualty and life insurance products, in order to establish a new business approach that offers lifetime security to customers. In addition, both companies proactively engaged in over-the-counter sales of insurance products at banks. Millea Partners Net, a new online system for insurance agents which was launched in the previous fiscal year, completed its full-scale rollout in the fiscal year ended March 31, 2004. The Company believes that Millea Partners Net will have a considerable impact on improving business efficiency and strengthening marketing capabilities.

Tokio Marine promoted various business tie-ups with The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire"). Tokio Marine intends to acquire approximately one-third of the total outstanding shares of Nisshin Fire by March 31, 2005, and arrangements for business and capital tie-ups are proceeding smoothly.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group. To strengthen its life insurance subsidiaries, Millea Holdings re-positioned The Tokio Marine Life Insurance Company, Limited and The Nichido Life Insurance Company, Limited as directly owned subsidiaries on April 1, 2003. The two companies were subsequently merged and renamed as Tokio Marine & Nichido Life Insurance Co., Ltd. ("Tokio Marine & Nichido Life") on October 1, 2003. As a result, Millea Holdings' life insurance business is expected to work more closely with the property and casualty insurance subsidiaries, thereby increasing productivity and efficiency.

During the fiscal year under review, Tokio Marine & Nichido Life focused efforts on enhancing marketing capabilities by upgrading its support structure for agents and increasing the number of life insurance sales personnel, or Life Partners. In addition, Tokio Marine & Nichido Life launched Anshin Dollar Annuity in January 2004, an individual annuity product denominated in U.S. dollars with a policy cancellation refund based on market interest rates. Anshin Dollar Annuity has received widespread customer attention since its launch.

In February 2004, Millea Holdings acquired Skandia Life Insurance Company (Japan) Limited through Tokio Marine in order to make a rapid entry into the variable annuity business, which Millea Holdings believes to have significant growth potential. In April 2004, the company was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. and was re-positioned as a directly owned subsidiary of Millea Holdings. Millea Holdings intends to continue to strengthen the variable annuity business by such measures as sales through financial institutions.

Overseas Insurance Business

Millea Holdings is working aggressively to expand its overseas insurance business with a focus on the Asian market, which is expected to be a window to high profitability and growth in the future. In April 2003, we transferred the Asian insurance operations of Tokio Marine to Millea Asia Pte. Ltd. ("Millea Asia"), an intermediate holding company in Singapore. During the fiscal year ended March 31, 2004, Millea Asia and Tokio Marine invested jointly in Sino Life Insurance Co., Ltd., a life insurer in the Peoples Republic of China that began operations in November 2003.

Other Businesses

Millea Holdings is promoting other businesses that it believes to have significant synergies with insurance operations, comprised of asset management, health care and senior-citizen-related services, risk consulting and staffing services. As a part of its efforts in these businesses, Millea Holdings established Millea Real-Estate-Risk Management, Inc. in February 2003 as a real estate investment advisory company to expand its expertise in asset management to the field of real estate investment. Tokio Marine & Nichido Better Life Services Co., Ltd. plans to aggressively increase the number of at-home nursing care bases in order to expand the business amid rising demand for at-home nursing care services. In July 2003, Millea Holdings merged its four staffing subsidiaries to develop its staffing and human resources related business.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2004, Tokio Marine and Nichido Fire, which play integral roles in the asset management of the Millea Group, continued to enhance their risk management while improving investment returns. To cover payments of claims and maturity refunds, the companies continued efforts to ensure asset stability and liquidity while reinforcing asset liability management (ALM). Tokio Marine also engages in defined contribution pension plan and investment trust operations as part of its asset management business.

Results for the Fiscal Year Ended March 31, 2004

Millea Holdings' operating income increased by ¥15.1 billion from the previous fiscal year to ¥2,193.6 billion, primarily including property and casualty insurance premiums earned of ¥1,860.2 billion, life premiums of ¥247.8 billion, net investment income of ¥126.2 billion, realized losses on investments of ¥3.9 billion, and losses on derivatives of ¥36.8 billion.

Operating costs and expenses amounted to ¥2,041.3 billion, primarily including losses, claims and loss adjustment expenses of ¥1,125.9 billion, policy acquisition costs of ¥559.0 billion, policy benefits and losses for life of ¥197.9 billion, and other operating expenses of ¥100.1 billion.

As a result, income before income tax expense, extraordinary items and cumulative effect of accounting changes amounted to ¥152.3 billion, a decrease of ¥49.0 billion or 24.4% from the previous fiscal year. The main reason for this decrease was a decrease in gains on derivatives that are primarily utilized in Millea Holdings' economical hedging activities for asset liability management, partly offset by improvement in underwriting results. Income tax expense decreased by ¥22.2 billion to ¥49.4 billion.

Net income for the year amounted to ¥102.9 billion, a decrease of ¥275.1 billion or 72.8% from the previous fiscal year. Readers should note that net income for the previous fiscal year included extraordinary items amounting to ¥248.3 billion, which was unallocated negative goodwill arising from the business combination with Nichido Fire.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2005, the Japanese economy is expected to show signs of a continued recovery led by steady capital investment.

In the insurance industry, we expect companies to compete in terms of various service offerings, products and premium rates while increasing the efficiency of their operations.

Millea Holdings aims to maximize the corporate value of the Group through the initiatives and targets outlined in its business plans, while continuing to enhance its risk management and compliance functions. In addition, Millea Holdings intends to make every effort to advance the merger of Tokio Marine and Nichido Fire on October 1, 2004, as well as to ensure the smooth operations of the merged company.

All Group employees are doing their best at coordinating efforts to improve the profitability, growth potential and soundness of the Millea Group. Management thanks the shareholders of Millea Holdings for their continued guidance and support.

August 2004

Tomio Higuchi
Chairman

Kunio Ishihara
President

Interview: Kunio Ishihara, President

Q What is the essence of the Millea Group Corporate Philosophy?

A. The Millea Group formulated its corporate philosophy in November 2003 in order to share its vision with all of its employees and management. Our corporate philosophy embodies the aim of the Millea Group to continuously enhance its corporate value, with customer trust at the base of all of its activities. Corporate value does not just mean the total market capitalization – it is the sum of the value provided to all of our stakeholders, including our customers, shareholders, employees and society at large. Based on the belief that growth is essential to the development of a corporation, we aim to continuously enhance the corporate value of the Group.



Q Can you tell us about the Group's recent initiatives in the domestic property and casualty insurance business?

A. In August 2003, Tokio Marine launched "TAP Navi" and Nichido Fire launched "Shimpai Gomuyo Navi" as new automobile insurance products. These products are tailored according to specific risk differentiation factors, such as the type of use of a vehicle and driving record and age of the driver, in order to offer each customer the optimal premium. We also revised our automobile insurance products and premiums by introducing discounts on insurance for new cars and special rates for limited coverage for policyholders and their spouses. We promoted personalized marketing activities for "Cho Hoken," which fully integrates property and casualty and life insurance products and offers a new business approach to provide customers with lifetime security. As a result of these efforts, Tokio Marine and Nichido Fire wrote more than 30,000 new policies for "Cho Hoken," increasing the number of policies-in-force to over 40,000.

We introduced "Medical Assist" as an auxiliary service for "TAP Navi" and "Shimpai Gomuyo Navi." Under "Medical Assist," policyholders can receive high-quality health and medical consultation services over the telephone. In March 2004, we expanded our services under "Medical Assist" so as to provide them to the customers of our third-sector insurance products, such as group medical insurance.

The Millea Group has developed and implemented online systems for agents to increase work efficiency and to strengthen their sales capabilities. We have completed a switchover from legacy systems to "Millea Partners Net," a new online system for agents using broadband communications.

Q How are preparations for the merger between Tokio Marine and Nichido Fire progressing?

A. We intend to merge Tokio Marine and Nichido Fire to form Tokio Marine & Nichido on October 1, 2004, subject to the approval of relevant government authorities. Through the merger, we aim to build a solid foundation for the property and casualty insurance business by combining the strength of both companies and by increasing efficiency through greater scale. We also aim to maximize the corporate value of the Millea Group by leveraging the synergies.

Since April 2004, we have made further progress in integrating the business processes of Tokio Marine and Nichido Fire, paying utmost attention to risk management as the two companies took steps in combining their products, operations and systems. The two companies now follow the same two-year business plan which enables a unified business management. Millea Holdings is directing these and other preparations for the merger, with Tokio Marine and Nichido Fire cooperating at the management level to ensure a successful merger.

Q What are the Millea Group's business strategies in life insurance?

A. We intend to strengthen our life insurance subsidiaries and to further expand our life insurance business as one of the core businesses of the Millea Group. We aim to further enhance the business efficiency of Tokio Marine & Nichido Life, which was launched on October 1, 2003, and Tokio Marine & Nichido Financial Life (formerly Skandia Life), which was acquired in February 2004, by strengthening their cooperation with our property and casualty insurance subsidiaries.

Tokio Marine & Nichido Life is continuing its efforts to sell life insurance products to our property and casualty insurance policyholders through its agents. The company is also working to increase the number of life insurance sales specialists and to promote over-the-counter sales of insurance products at banks. In January 2004 we launched a new product, "Anshin Dollar Annuity," which is an individual annuity product denominated in U.S. dollars with a policy cancellation refund based on market interest rates. This product has been well received by our customers.

As a specialist in the variable annuity field, which we believe to have a strong growth potential, Tokio Marine & Nichido Financial Life intends to develop and market innovative products which provide for customer satisfaction.

Q. What efforts are underway in the overseas insurance business and other businesses?

A. In the overseas insurance business, we are focusing on Asian markets with prospects for growth and profitability. Through Millea Asia Pte. Ltd., an intermediate holding company in Singapore, we are aggressively developing, through mergers, acquisitions and alliances, businesses with a focus on life insurance, individual property and casualty insurance and mid-tier corporate property and casualty insurance. Last year, we invested in Sino Life Insurance Co., Ltd., a life insurance company in the People's Republic of China, which started its operations in November 2003.

In other businesses, we engage in operations which we believe to have substantial synergies with our insurance businesses, such as asset management, health care and senior-citizen-related services, risk consulting and staffing services. Tokio Marine & Nichido Better Life Services Co., Ltd. is taking an aggressive approach to developing its operations by increasing the number of at-home nursing care bases to meet rising demand for at-home nursing care services. In addition, we are expanding our real estate asset management business through Millea Real-Estate-Risk Management, Inc.

Q. Can you describe the future strategy of the Millea Group?

A. The Millea Group aims to become a world-class insurance group by further increasing its corporate value over the long term. To achieve this objective, we believe that it is crucial to expand earnings in our core businesses, build a well-balanced business portfolio and improve return on equity (ROE). To diversify risk and achieve sustainable growth in earnings across all Group companies, we aim to steadily develop the domestic property and casualty insurance business while making concerted efforts in the areas of domestic life insurance, overseas insurance and asset management. Leveraging synergies in these businesses, we aim to earn approximately half of our profits from operations other than the domestic property and casualty insurance business in 10 years. In order to enhance capital efficiency, we intend to consider repurchases of our shares as well as stable dividend payments to our shareholders.

To maximize our corporate value, we aim to achieve the goals of our business plan through the above initiatives while working to strengthen risk management and compliance throughout the Group.

Financial Section

Net premiums written of property and casualty insurance amounted to ¥1,945 billion, an increase of 2.5% from the previous fiscal year. The increase was mainly due to an increase in compulsory automobile liability insurance premiums due to the abolition of the government reinsurance scheme, which occurred in the previous fiscal year. Net premiums earned amounted to ¥1,860 billion, an increase of 5.6% from the previous fiscal year. Life premiums amounted to ¥248 billion, a decrease of 5.6% from the previous fiscal year. The decrease was mainly due to the decrease in single premium contracts written.

The ratio of losses and claims incurred and related adjustment expenses to premiums earned for property and casualty insurance increased by 2.0 percentage points to 60.5%. This was mainly due to the increase in loss ratios of voluntary automobile insurance, compulsory automobile liability insurance and other insurance.

Due to Millea Holdings' effort to reduce expenses, the ratio of underwriting and administrative expenses incurred to premiums written for property and casualty insurance decreased by 1.1 percentage points to 32.1%.

Net investment income increased by 16.5% to ¥126 billion. Net realized losses on investments decreased to ¥4 billion mainly due to the decrease in impairments of equity securities reflecting the recovery of the Japanese equity market, partly offset by the decrease in realized gains on sales of equity securities. Net realized gains on derivatives decreased to negative ¥37 billion mainly due to the losses on interest rate swaps that are mainly utilized in Millea Holdings' economical hedging activities for asset liability management.

As a result, income before extraordinary items and cumulative effect of accounting changes decreased by 20.7% to ¥103 billion.

Net income decreased by 72.8% to ¥103 billion. Readers should note that net income of the previous fiscal year included extraordinary items amounting to ¥248 billion, which was unallocated negative goodwill arising from the business combination with Nichido Fire. Net income per share was ¥56,457, compared with ¥203,558 the fiscal year before.

Investment assets increased by 12.6% to ¥9,393 billion and total assets increased by 12.0% to ¥12,200 billion. Stockholders' equity increased by 20.7% to ¥3,408 billion. Stockholders' equity as a percentage of total assets increased from 25.9% of the previous fiscal year to 27.9%.

Contents

Net Premiums Written by Line of Insurance
(Yen in billions)


1,298.0
1,323.9
1,381.5
1,898.6
1,945.2
Compulsory Automobile Liability
Other
Personal Accident
Automobile
Fire and Allied Lines
Cargo and Transit
Hull
'00 '01 '02 '03 '04

Net Premiums Written and Loss Ratios
(Yen in billions)

Hull


14.6 14.0 14.2 14.2 14.5
58.6 60.9 68.0 90.1 69.4
'00 '01 '02 '03 '04
Loss Ratio (%)

Cargo and Transit


52.9 53.0 55.3 62.4 66.0
50.2 52.9 51.7 46.7 46.9
'00 '01 '02 '03 '04
Loss Ratio (%)

Fire and Allied Lines


157.6 159.5 177.6 259.0 270.5
60.3 41.2 39.8 35.3 34.9
'00 '01 '02 '03 '04
Loss Ratio (%)

Automobile


664.6 686.7 700.9 898.1 878.5
60.0 62.8 55.6 56.6 57.6
'00 '01 '02 '03 '04
Loss Ratio (%)

Personal Accident


129.1 126.1 121.2 155.1 152.1
43.2 43.3 43.3 42.8 40.3
'00 '01 '02 '03 '04
Loss Ratio (%)

Other


171.8 174.3 197.3 228.9 230.1
59.2 74.0 67.2 56.7 60.7
'00 '01 '02 '03 '04
Loss Ratio (%)

Compulsory Automobile Liability


107.5 110.4 114.9 280.9 333.6
62.9 65.0 65.4 74.4 79.2
'00 '01 '02 '03 '04
Loss Ratio (%)

Combined Loss and Expense Ratios
(%)


98.8 99.8 94.3 91.7 92.6
36.7 36.2 34.9 33.2 32.1
Ratio of Expenses to Premiums Written
62.1 63.6 59.4 58.5 60.5
Ratio of Loss and Loss Adjustment Expenses to Premiums Earned
'00 '01 '02 '03 '04

Net Income per Share
(Yen in thousands)


53 57 104 204 56
'00 '01 '02 '03 '04

Breakdown of Investment Assets
(%)


Short-Term Investments
9.4
Fixed Maturities
46.3
Other Long-Term Investments
4.5
Policy Loans
0.4
Real Estate
1.1
Equity Securities
36.9
Mortgage Loans on Real Estate
1.4

Millea Holdings' financial results for the years ended March 31, 2002, 2001 and 2000 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
In connection with Millea Holdings' formation, each 1,000 shares of Tokio Marine's common stock were exchanged for one share of Millea Holdings' common stock. To facilitate comparability of "Net Income per Share" from year to year, the per share data for the years ended March 31, 2002, 2001 and 2000 are calculated based on 1,000 of Tokio Marine's shares.

Analysis of Insurance Premiums Written—Property and Casualty

	(Yen in millions)				
Years ended March 31	2004	2003	2002	2001	2000
Hull:					
Direct premiums written	¥ 19,599	¥ 19,173	¥ 19,451	¥ 16,554	¥ 17,342
Reinsurance premiums assumed	9,748	9,390	8,961	6,927	7,673
Reinsurance premiums ceded	14,863	14,363	14,212	9,520	10,461
Net premiums written	14,484	14,200	14,200	13,961	14,554
Ratio to total all lines	0.74%	0.75%	1.03%	1.05%	1.12%
Cargo and Transit:					
Direct premiums written	¥ 71,678	¥ 67,660	¥ 59,964	¥ 59,317	¥ 57,734
Reinsurance premiums assumed	2,461	4,458	3,960	2,751	3,041
Reinsurance premiums ceded	8,141	9,745	8,631	9,029	7,885
Net premiums written	65,998	62,373	55,293	53,039	52,890
Ratio to total all lines	3.39%	3.29%	4.00%	4.01%	4.07%
Fire and Allied Lines:					
Direct premiums written	¥ 299,481	¥ 290,189	¥ 198,155	¥ 189,755	¥ 184,282
Reinsurance premiums assumed	37,697	36,630	24,067	10,881	11,389
Reinsurance premiums ceded	66,683	67,838	44,587	41,171	38,077
Net premiums written	270,495	258,981	177,635	159,465	157,594
Ratio to total all lines	13.91%	13.64%	12.86%	12.05%	12.14%
Automobile:					
Direct premiums written	¥ 887,750	¥ 909,341	¥ 708,532	¥ 695,711	¥ 672,154
Reinsurance premiums assumed	6,556	6,374	3,146	1,509	2,889
Reinsurance premiums ceded	15,807	17,596	10,788	10,554	10,451
Net premiums written	878,499	898,119	700,890	686,666	664,592
Ratio to total all lines	45.16%	47.31%	50.73%	51.86%	51.20%
Personal Accident:					
Direct premiums written	¥ 153,849	¥ 157,434	¥ 125,183	¥ 130,608	¥ 131,526
Reinsurance premiums assumed	2,518	2,954	379	216	308
Reinsurance premiums ceded	4,305	5,311	4,335	4,756	2,760
Net premiums written	152,062	155,077	121,227	126,068	129,074
Ratio to total all lines	7.82%	8.17%	8.78%	9.52%	9.94%
Other:					
Direct premiums written	¥ 235,074	¥ 235,025	¥ 204,773	¥ 184,605	¥ 181,243
Reinsurance premiums assumed	50,482	53,121	37,595	15,611	17,525
Reinsurance premiums ceded	55,488	59,222	45,033	25,881	26,963
Net premiums written	230,068	228,924	197,335	174,335	171,805
Ratio to total all lines	11.83%	12.05%	14.28%	13.17%	13.25%
Total (excluding compulsory automobile liability):					
Direct premiums written	¥1,667,431	¥1,678,822	¥1,316,058	¥1,276,550	¥1,244,281
Reinsurance premiums assumed	109,462	112,927	78,108	37,895	42,825
Reinsurance premiums ceded	165,287	174,075	127,586	100,911	96,597
Net premiums written	1,611,606	1,617,674	1,266,580	1,213,534	1,190,509
Ratio to total all lines	82.85%	85.21%	91.68%	91.66%	91.72%
Compulsory Automobile Liability:					
Direct premiums written	¥ 311,124	¥ 308,641	¥ 193,557	¥ 191,811	¥ 186,911
Reinsurance premiums assumed	264,757	212,420	60,254	56,222	54,361
Reinsurance premiums ceded	242,241	240,178	138,908	137,660	133,797
Net premiums written	333,640	280,883	114,903	110,373	107,475
Ratio to total all lines	17.15%	14.79%	8.32%	8.34%	8.28%
Total All Lines:					
Direct premiums written	¥1,978,555	¥1,987,463	¥1,509,615	¥1,468,361	¥1,431,192
Reinsurance premiums assumed	374,219	325,347	138,362	94,117	97,186
Reinsurance premiums ceded	407,528	414,253	266,494	238,571	230,394
Net premiums written	1,945,246	1,898,557	1,381,483	1,323,907	1,297,984
Ratio to total all lines	100.00%	100.00%	100.00%	100.00%	100.00%

Millea Holdings' financial results for the years ended March 31, 2002, 2001 and 2000 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Loss and Expense Ratios—Property and Casualty

(1) All Lines Other than Compulsory Automobile Liability:

	(Yen in millions)				
Years ended March 31	2004	2003	2002	2001	2000
Hull:					
Net premiums written	¥ 14,484	¥ 14,200	¥ 14,200	¥ 13,961	¥ 14,554
Premiums earned	14,309	14,477	13,709	14,102	15,260
Losses incurred	9,932	13,050	9,327	8,584	8,942
Loss ratio	69.4%	90.1%	68.0%	60.9%	58.6%
Cargo and Transit:					
Net premiums written	¥ 65,998	¥ 62,373	¥ 55,293	¥ 53,039	¥ 52,890
Premiums earned	65,869	62,017	53,864	52,990	53,455
Losses incurred	30,877	28,939	27,854	28,009	26,817
Loss ratio	46.9%	46.7%	51.7%	52.9%	50.2%
Fire and Allied Lines:					
Net premiums written	¥ 270,495	¥ 258,981	¥ 177,635	¥ 159,465	¥ 157,594
Premiums earned	244,777	239,318	162,627	153,695	143,900
Losses incurred	85,335	84,363	64,706	63,267	86,836
Loss ratio	34.9%	35.3%	39.8%	41.2%	60.3%
Automobile:					
Net premiums written	¥ 878,499	¥ 898,119	¥ 700,890	¥ 686,666	¥ 664,592
Premiums earned	884,201	902,491	703,395	682,396	663,696
Losses incurred	509,682	510,457	391,358	428,273	397,901
Loss ratio	57.6%	56.6%	55.6%	62.8%	60.0%
Personal Accident:					
Net premiums written	¥ 152,062	¥ 155,077	¥ 121,227	¥ 126,068	¥ 129,074
Premiums earned	151,954	155,603	123,976	131,602	133,232
Losses incurred	61,290	66,604	53,740	56,993	57,558
Loss ratio	40.3%	42.8%	43.3%	43.3%	43.2%
Other:					
Net premiums written	¥ 230,068	¥ 228,924	¥ 197,335	¥ 174,335	¥ 171,805
Premiums earned	237,011	212,988	175,427	167,981	165,033
Losses incurred	143,919	120,786	117,885	124,344	97,693
Loss ratio	60.7%	56.7%	67.2%	74.0%	59.2%
Total:					
Net premiums written	¥1,611,606	¥1,617,674	¥1,266,580	¥1,213,534	¥1,190,509
Premiums earned	1,598,121	1,586,894	1,232,998	1,202,766	1,174,576
Losses incurred	841,035	824,199	664,870	709,470	675,747
Loss ratio	52.6%	51.9%	53.9%	59.0%	57.5%
Loss adjustment expenses incurred—unallocated	¥ 58,251	¥ 58,885	¥ 47,307	¥ 40,575	¥ 41,695
Ratio of losses and loss adjustment expenses incurred to premiums earned	56.3%	55.6%	57.8%	62.4%	61.1%
Underwriting and administrative expenses incurred	¥ 566,303	¥ 579,885	¥ 440,398	¥ 438,886	¥ 432,616
Ratio of underwriting and administrative expenses incurred to premiums written	35.1%	35.8%	34.8%	36.2%	36.3%
Combined loss and expense ratio	91.4%	91.4%	92.6%	98.6%	97.4%

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability:

	(Yen in millions)				
Years ended March 31	2004	2003	2002	2001	2000
Net premiums written	¥ 333,640	¥ 280,883	¥ 114,903	¥ 110,373	¥ 107,475
Premiums earned	262,082	174,074	109,964	107,973	106,972
Losses incurred	207,483	129,482	71,895	70,218	67,257
Loss ratio	79.2%	74.4%	65.4%	65.0%	62.9%
Loss adjustment expenses incurred—unallocated	¥ 19,138	¥ 17,527	¥ 14,142	¥ 12,795	¥ 11,067
Ratio of losses and loss adjustment expenses incurred to premiums earned	86.5%	84.5%	78.2%	76.9%	73.2%
Underwriting and administrative expenses incurred	¥ 57,516	¥ 50,120	¥ 42,192	¥ 41,019	¥ 43,705
Ratio of underwriting and administrative expenses incurred to premiums written	17.2%	17.8%	36.7%	37.2%	40.7%
Combined loss and expense ratio	103.7%	102.3%	114.9%	114.1%	113.9%

(3) All Lines:

	(Yen in millions)				
Years ended March 31	2004	2003	2002	2001	2000
Net premiums written	¥1,945,246	¥1,898,557	¥1,381,483	¥1,323,907	¥1,297,984
Premiums earned	1,860,203	1,760,968	1,342,962	1,310,739	1,281,548
Losses incurred	1,048,518	953,681	736,765	779,688	743,004
Loss ratio	56.4%	54.2%	54.9%	59.5%	58.0%
Loss adjustment expenses incurred—unallocated	¥ 77,389	¥ 76,412	¥ 61,449	¥ 53,370	¥ 52,762
Ratio of losses and loss adjustment expenses incurred to premiums earned	60.5%	58.5%	59.4%	63.6%	62.1%
Underwriting and administrative expenses incurred	¥ 623,819	¥ 630,005	¥ 482,590	¥ 479,905	¥ 476,321
Ratio of underwriting and administrative expenses incurred to premiums written	32.1%	33.2%	34.9%	36.2%	36.7%
Combined loss and expense ratio	92.6%	91.7%	94.3%	99.8%	98.8%

These tabulations set forth information with respect to the property and casualty loss and expense ratios of Millea Holdings for the last five fiscal years. Loss ratios represent the ratio of losses incurred to premiums earned. Millea Holdings' financial results for the years ended March 31, 2002, 2001 and 2000 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Investments

March 31, 2004 and 2003	Cost 2004	Cost 2003	% of Total Investments 2004	% of Total Investments 2003	Value Shown on Balance Sheet 2004	Value Shown on Balance Sheet 2003	% of Total Investments 2004	% of Total Investments 2003
	(Yen in millions)							
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	¥1,095,608	¥ 866,971	14.39%	11.62%	¥1,095,608	¥ 866,971	11.66%	10.39%
All other corporate bonds	14,253	16,365	0.18	0.22	14,253	16,365	0.16	0.19
Total fixed maturities held to maturity	1,109,861	883,336	14.57	11.84	1,109,861	883,336	11.82	10.58
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	113,778	129,949	1.49	1.74	115,174	134,524	1.22	1.61
Other	2,071,900	1,935,175	27.21	25.95	2,066,139	2,073,303	22.00	24.85
	2,185,678	2,065,124	28.70	27.69	2,181,313	2,207,827	23.22	26.46
States, municipalities and political subdivisions:								
United States	1,055	44	0.01	0.00	1,102	64	0.01	0.00
Other	171,977	244,826	2.26	3.28	177,113	264,318	1.89	3.17
	173,032	244,870	2.27	3.28	178,215	264,382	1.90	3.17
Public utilities	60,172	88,322	0.79	1.18	60,792	92,966	0.65	1.11
Convertibles and bonds with warrants attached	42,929	70,622	0.56	0.95	45,684	77,320	0.49	0.93
Mortgage-backed securities	22,893	19,859	0.30	0.27	22,316	20,869	0.24	0.25
All other corporate bonds	659,978	683,663	8.67	9.16	668,162	705,160	7.10	8.44
Total bonds and notes	3,144,682	3,172,460	41.29	42.53	3,156,482	3,368,524	33.60	40.36
Redeemable preferred stock	53,100	53,100	0.71	0.73	53,100	53,100	0.56	0.65
Total fixed maturities	3,197,782	3,225,560	42.00	43.26	3,209,582	3,421,624	34.16	41.01
Equity securities:								
Common stocks:								
Public utilities	41,214	42,994	0.54	0.58	77,356	62,389	0.82	0.75
Banks, trust and insurance companies	310,431	296,261	4.08	3.97	487,624	293,903	5.19	3.52
Industrial, miscellaneous and all other	1,303,644	1,414,698	17.12	18.97	2,857,418	2,089,070	30.42	25.03
Total common stocks	1,655,289	1,753,953	21.74	23.52	3,422,398	2,445,362	36.43	29.30
Nonredeemable preferred stocks	37,168	88,859	0.48	1.19	34,976	88,859	0.38	1.07
Total equity securities	1,692,457	1,842,812	22.22	24.71	3,457,374	2,534,221	36.81	30.37
Total securities available for sale	4,890,239	5,068,372	64.22	67.97	6,666,956	5,955,845	70.97	71.38
Trading securities:								
Fixed maturities	36,258	26,076	0.48	0.35	35,619	25,936	0.38	0.31
Equity securities	11,418	—	0.15	—	12,894	—	0.14	—
Total trading securities	47,676	26,076	0.63	0.35	48,513	25,936	0.52	0.31
Mortgage loans on real estate	129,076	148,655	1.69	1.99	129,076	148,655	1.37	1.78
Real estate—investment properties	104,110	82,886	1.37	1.11	104,110	82,886	1.11	0.99
Policy loans	33,610	29,171	0.44	0.39	33,610	29,171	0.36	0.35
Other long-term investments	419,138	559,355	5.50	7.50	419,199	559,004	4.46	6.70
Short-term investments	881,897	660,370	11.58	8.85	881,897	660,370	9.39	7.91
Total investments	¥7,615,607	¥7,458,221	100.00%	100.00%	¥9,393,222	¥8,345,203	100.00%	100.00%

Consolidated Statements of Income

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions, except per share amounts)			(Dollars in thousands, except per share amounts)
	2004	2003	2002	2004
Operating income:				
Property and casualty:				
Net premiums written (note 4)	¥1,945,246	¥1,898,557	¥1,381,483	$18,351,377
Less increase in unearned premiums	85,043	137,589	38,521	802,292
Premiums earned (note 4)	1,860,203	1,760,968	1,342,962	17,549,085
Life premiums (note 4)	247,800	262,486	209,208	2,337,736
Net investment income (note 3)	126,173	108,311	104,681	1,190,311
Realized losses on investments (note 3)	(3,855)	(29,875)	(1,020)	(36,368)
(Losses) gains on derivatives	(36,755)	76,564	(7,319)	(346,745)
Total operating income	2,193,566	2,178,454	1,648,512	20,694,019
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 4 and 8):				
Losses and claims incurred and provided for	1,048,518	953,681	736,765	9,891,679
Related adjustment expenses	77,389	76,412	61,449	730,085
Total losses, claims and loss adjustment expenses	1,125,907	1,030,093	798,214	10,621,764
Policy benefits and losses for life	197,903	223,316	175,016	1,867,010
Income credited to investment deposits by policyholders	58,414	56,011	57,507	551,075
Policy acquisition costs (note 5)	558,978	571,058	437,012	5,273,377
Other operating expenses	100,097	96,668	72,095	944,312
Total operating costs and expenses	2,041,299	1,977,146	1,539,844	19,257,538
Income before income tax expense, extraordinary items and cumulative effect of accounting changes	152,267	201,308	108,668	1,436,481
Income tax expense (benefit) (note 9):				
Current	50,015	92,935	53,960	471,840
Deferred	(630)	(21,321)	(20,544)	(5,944)
	49,385	71,614	33,416	465,896
Income before extraordinary items and cumulative effect of accounting changes	102,882	129,694	75,252	970,585
Extraordinary items (note 2)	—	248,323	—	—
Cumulative effect of accounting changes, net of tax (note 1(h))	—	—	85,465	—
Net income	¥ 102,882	¥ 378,017	¥ 160,717	$ 970,585
Amounts per Share of common stock:				
Basic and diluted:				
Income before extraordinary items and cumulative effect of accounting changes	¥ 56,457	¥ 69,839	¥ 48.559	$ 532,613
Extraordinary items	—	133,719	—	—
Cumulative effect of accounting changes, net of tax	—	—	55.150	—
Net income	¥ 56,457	¥ 203,558	¥ 103.709	$ 532,613
Cash dividends declared	¥ 11,000	¥ 10,000	¥ 8.500	$ 103,774
Weighted average and diluted common shares in thousands	1,822	1,857	1,549,692	17,189

Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

March 31, 2004 and 2003

	(Yen in millions)		(Dollars in thousands)
	2004	2003	2004
Assets			
Investments - other than investments in related parties (note 3):			
Securities held to maturity:			
Fixed maturities, at amortized cost [fair value ¥1,088,552 million ($10,269,358 thousand) in 2004; ¥1,028,732 million in 2003]	¥ 1,109,861	¥ 883,336	$ 10,470,387
Securities available for sale:			
Fixed maturities, at fair value [amortized cost ¥3,197,782 million ($30,167,755 thousand) in 2004; ¥3,225,560 million in 2003]	3,209,582	3,421,624	30,279,075
Equity securities, at fair value [cost ¥1,692,457 million ($15,966,575 thousand) in 2004; ¥1,842,812 million in 2003]	3,457,374	2,534,221	32,616,736
Trading securities:			
Fixed maturities, at fair value [cost ¥36,258 million ($342,057 thousand) in 2004; ¥26,076 million in 2003]	35,619	25,936	336,028
Equity securities, at fair value [cost ¥11,418 million ($107,717 thousand) in 2004]	12,894	—	121,642
Mortgage loans on real estate	129,076	148,655	1,217,698
Investment real estate	104,110	82,886	982,170
Policy loans	33,610	29,171	317,075
Other long-term investments	419,199	559,004	3,954,708
Short-term investments	881,897	660,370	8,319,783
Total investments	9,393,222	8,345,203	88,615,302
Cash and cash equivalents	432,874	339,978	4,083,717
Premiums receivable and agents' balances	185,498	176,010	1,749,981
Reinsurance recoverable on losses (notes 4 and 8)	447,111	450,345	4,218,028
Prepaid reinsurance premiums (note 4)	318,432	300,847	3,004,075
Deferred policy acquisition costs (note 5)	453,403	422,480	4,277,387
Property and equipment, net of depreciation (note 6)	193,068	204,078	1,821,397
Derivative assets (note 15)	225,822	341,279	2,130,396
Separate account assets	162,715	—	1,535,046
Goodwill	9,934	—	93,717
Present value of future profit	14,744	—	139,094
Other assets	363,550	313,143	3,429,718
Total assets	¥12,200,373	¥10,893,363	$115,097,858

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets - (Continued)

March 31, 2004 and 2003

	(Yen in millions)		(Dollars in thousands)
	2004	2003	2004
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 8)	¥ 1,221,146	¥1,131,884	$ 11,520,245
Unearned premiums	1,878,824	1,761,155	17,724,755
Future policy benefits and losses	853,804	713,418	8,054,755
Total policy liabilities and accruals	3,953,774	3,606,457	37,299,755
Investment deposits by policyholders	2,704,861	2,716,526	25,517,557
Income tax liability (note 9)	709,224	437,560	6,690,792
Retirement and severance benefits (note 10)	292,054	324,003	2,755,226
Ceded reinsurance balances payable	109,923	113,370	1,037,009
Debt outstanding (note 11)	213,446	177,880	2,013,642
Derivative liabilities (note 15)	156,467	203,011	1,476,104
Cash received under securities lending transactions	272,791	248,214	2,573,500
Separate account liabilities	162,715	—	1,535,046
Other liabilities (note 11)	216,767	242,026	2,044,972
Total liabilities	8,792,022	8,069,047	82,943,603
Commitments and contingent liabilities (notes 4 and 14)			
Stockholders' equity:			
Common stock: 7,000,000 shares authorized in 2004 and 2003, 1,857,048.75 shares issued in 2004 and 2003	150,000	150,000	1,415,094
Additional paid-in capital	343,155	343,413	3,237,311
Retained earnings (note 13)	2,299,338	2,214,947	21,691,869
Accumulated other comprehensive income:			
Unrealized appreciation of securities	796,304	227,198	7,512,302
Foreign currency translation adjustments	(26,433)	(15,254)	(249,368)
Minimum pension liability adjustments (note 10)	(67,305)	(88,326)	(634,953)
Total accumulated other comprehensive income	702,566	123,618	6,627,981
Treasury stock, at cost 68,992 and 7,903 shares in 2004 and 2003, resepectively	(86,708)	(7,662)	(818,000)
Total stockholders' equity	3,408,351	2,824,316	32,154,255
Total liabilities and stockholders' equity	¥12,200,373	¥10,893,363	$115,097,858

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Common stock:				
Balance at beginning of year	¥ 150,000	¥ 101,995	¥ 101,995	$ 1,415,094
Adjustment in connection with the acquisition	—	48,005	—	—
Balance at end of year	150,000	150,000	101,995	1,415,094
Additional paid-in capital:				
Balance at beginning of year	343,413	52,917	52,917	3,239,745
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	—	289,780	—	—
(Losses) gains on sales of treasury stock	(258)	716	—	(2,434)
Balance at end of year	343,155	343,413	52,917	3,237,311
Retained earnings:				
Balance at beginning of year	2,214,947	1,853,312	1,705,767	20,895,727
Net income for year	102,882	378,017	160,717	970,585
Dividends paid (note 13)	(18,491)	(16,382)	(13,172)	(174,443)
Balance at end of year	2,299,338	2,214,947	1,853,312	21,691,869
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	227,198	553,640	765,179	2,143,377
Change during year	569,106	(326,442)	(211,539)	5,368,925
Balance at end of year	796,304	227,198	553,640	7,512,302
Foreign currency translation adjustments:				
Balance at beginning of year	(15,254)	(4,549)	(21,666)	(143,906)
Change during year	(11,179)	(10,705)	17,117	(105,462)
Balance at end of year	(26,433)	(15,254)	(4,549)	(249,368)
Minimum pension liability adjustments (note 10):				
Balance at beginning of year	(88,326)	(47,621)	(17,648)	(833,265)
Change during year	21,021	(40,705)	(29,973)	198,312
Balance at end of year	(67,305)	(88,326)	(47,621)	(634,953)
Accumulated other comprehensive income at end of year	702,566	123,618	501,470	6,627,981
Treasury stock:				
Balance at beginning of year	(7,662)	—	—	(72,283)
Change during year	(79,046)	(7,662)	—	(745,717)
Balance at end of year	(86,708)	(7,662)	—	(818,000)
Total stockholders' equity	¥3,408,351	¥2,824,316	¥2,509,694	$32,154,255

Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Cash flows from operating activities:				
Net income	¥ 102,882	¥ 378,017	¥ 160,717	$ 970,585
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	92,555	21,090	28,346	873,160
Increase in unearned premiums, net of ceded reinsurance	100,084	136,405	38,411	944,189
Increase in future policy benefits for life	133,451	169,982	139,926	1,258,972
(Increase) decrease in premiums receivables and agents' balances, net of ceded reinsurance	(13,152)	18,202	5,094	(124,075)
(Decrease) increase in payable for current income taxes	(59,475)	1,126	38,494	(561,085)
Increase in receivable for current income taxes	(28,732)	(20,843)	(92)	(271,057)
Deferred income taxes	(503)	(22,796)	27,489	(4,745)
Provision for retirement and severance benefits	2,938	(6,045)	12,893	27,717
Increase in deferred policy acquisition costs	(30,923)	(21,094)	(24,338)	(291,726)
Depreciation	19,116	15,076	15,530	180,340
Extraordinary items—unallocated negative goodwill (note 2)	—	(248,323)	—	—
Cumulative effect of accounting changes (note 1 (h))	—	—	(133,498)	—
Changes in trading securities, at fair value	(8,065)	(24,574)	—	(76,085)
Changes in derivative assets and liabilities—net	68,913	(24,748)	19,978	650,123
Increase in other liabilities	5,707	62,255	7,689	53,840
Other — net	(4,149)	6,635	10,246	(39,144)
Net cash provided by operating activities	380,647	440,365	346,885	3,591,009
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities held to maturity redeemed	2,471	661	456	23,311
Fixed maturities available for sale sold	870,571	542,909	335,280	8,212,934
Fixed maturities available for sale redeemed	724,003	729,396	436,296	6,830,217
Equity securities available for sale	228,913	421,892	94,796	2,159,557
Mortgage loans on real estate	52,679	37,393	35,953	496,972
Investment real estate	5,272	12,025	16,306	49,736
Policy loans	21,759	25,606	22,403	205,274
Other long-term investments	247,498	400,245	211,793	2,334,887

Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Cost of investments purchased:				
Fixed maturities held to maturity	¥ (231,315)	¥ (405,856)	¥(128,167)	$ (2,182,217)
Fixed maturities available for sale	(1,593,176)	(1,881,085)	(996,999)	(15,029,962)
Equity securities available for sale	(75,562)	(207,260)	(185,518)	(712,849)
Mortgage loans on real estate	(26,335)	(25,924)	(14,981)	(248,443)
Investment real estate	(23,594)	(951)	(1,972)	(222,585)
Policy loans	(25,282)	(28,696)	(23,906)	(238,509)
Other long-term investments	(142,211)	(256,205)	(107,670)	(1,341,613)
Short-term investments—net	(225,535)	26,662	138,025	(2,127,689)
Securities and indebtedness of related parties	(17,566)	2,497	6,671	(165,717)
Property and equipment	(8,628)	(13,208)	(7,496)	(81,398)
(Decrease) increase in cash received under securities lending transactions	(19,397)	74,812	149,212	(182,991)
Cash and cash equivalents acquired in connection with noncash business combination	—	153,868	—	—
Cash paid on acquisition, net of cash and cash equivalents acquired	(17,962)	—	—	(169,453)
Net cash used in investing activities	(253,397)	(391,219)	(19,518)	(2,390,538)
Cash flows from financing activities:				
Investment deposits funded by policyholders and yields therefrom	423,363	499,110	290,046	3,993,991
Withdrawals of investment deposits by policyholders	(435,028)	(549,433)	(394,661)	(4,104,036)
Proceeds from issuance of debt	68,746	55,900	—	648,547
Repayment of debt	(33,039)	(14,004)	—	(311,689)
Increase in cash received under securities lending transactions	43,974	—	—	414,849
Dividends to stockholders	(18,491)	(16,382)	(13,172)	(174,443)
Increase in treasury stock	(79,304)	(6,946)	—	(748,153)
Other	(5,049)	—	—	(47,632)
Net cash used in financing activities	(34,828)	(31,755)	(117,787)	(328,566)
Effect of exchange rate changes on cash and cash equivalents	474	285	291	4,472
Net change in cash and cash equivalents	92,896	17,676	209,871	876,377
Cash and cash equivalents at beginning of year	339,978	322,302	112,431	3,207,340
Cash and cash equivalents at end of year	¥ 432,874	¥ 339,978	¥ 322,302	$ 4,083,717
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	¥ 2,885	¥ 2,508	¥ 2,075	$ 27,217
Income taxes	¥ 113,521	¥ 73,196	¥ 15,466	$ 1,070,953
Noncash investing and financing activities (note 2):				
Fair value of assets acquired	¥ —	¥ 2,108,703	¥ —	$ —
Liabilities assumed	—	(1,606,945)	—	—
Negative goodwill	—	(317,841)	—	—
Fair value of shares issued for acquisition	—	(337,785)	—	—
Cash and cash equivalents acquired in connection with noncash business combination	¥ —	¥ (153,868)	¥ —	$ —

Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Net income	¥102,882	¥ 378,017	¥ 160,717	$ 970,585
Other comprehensive income (loss), net of tax:				
Unrealized appreciation of securities:				
Unrealized holding gains (losses)	574,678	(216,114)	(197,773)	5,421,491
Less: reclassification adjustments for gains included in net income	(5,572)	(110,328)	(13,766)	(52,566)
	569,106	(326,442)	(211,539)	5,368,925
Foreign currency translation adjustments:				
Foreign currency translation adjustments	(11,866)	(10,181)	17,117	(111,943)
Less: reclassification adjustments for losses (gains) included in net income	687	(524)	—	6,481
	(11,179)	(10,705)	17,117	(105,462)
Minimum pension liability adjustments	21,021	(40,705)	(29,973)	198,312
Other comprehensive income (loss)	578,948	(377,852)	(224,395)	5,461,775
Comprehensive income (loss)	¥681,830	¥ 165	¥ (63,678)	$6,432,360

Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

March 31, 2004, 2003 and 2002

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

Millea Holdings, Inc. ("Millea Holdings"), incorporated in Japan, is a holding company engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

Millea Holdings was established on April 2, 2002 as a result of the business combination of The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") with The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire"), by which both Tokio Marine and Nichido Fire have become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law. Millea Holdings is a successor registrant of Tokio Marine to the United States Securities and Exchange Commission. See note 2 "Business Combination" for further detail.

(b) Basis of Presentation

The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP"). Millea Holdings' consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings.

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2004 presentation.

In the consolidated financial statements, certain Japanese yen amounts have been translated into United States dollars at the rate of 106 yen to the dollar, the approximate exchange rate as of March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(c) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries and variable interest entities created after January 31, 2003 to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries' results were reported in the consolidated financial statements using December 31 year-ends. All significant intercompany accounts and transactions have been eliminated in consolidation. All significant affiliates are accounted for by the equity method. At March 31, 2004 and 2003, investments in related parties which were presented as other assets amounted to ¥29,341 million ($276,802 thousand) and ¥11,775 million, respectively.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(e) Investments - Other than Investments in Related Parties

Fixed maturities held to maturity, which the Company has the positive intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 87% and 82% of the investment in stocks at March 31, 2004 and 2003, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. Changes in the valuation allowances are included in net investment income. Commercial loans identified as impaired are placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included

Notes to Consolidated Financial Statements—(Continued)

in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity. Those long-term insurance products include long-term comprehensive insurance and long-term family personal traffic accident insurance. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Short-term investments are carried at costs or amortized costs that approximate fair value, and generally include call loans and other investments maturing within one year.

The cost of securities sold is determined on the weighted moving-average basis.

Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income.

(f) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings based on construction method and equipment range as follows:

Reinforced concrete	38 to 50 years
Brick and block	41 years
Wood	24 years
Wood and mortar	22 years
Steel	11 to 34 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(g) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

(h) Derivatives

In June 1998, U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 was subsequently amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."

SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No.133, as amended, requires that all derivatives be recorded on the consolidated balance sheet at their respective fair values. The Company adopted SFAS No.133, as amended, on April 1, 2001. All changes in the fair value of derivatives are recognized currently in earnings as "gains (losses) on derivatives" from the year ended March 31, 2002.

In accordance with the transition provisions of SFAS No.133, as amended, the Company recorded a net-of-tax cumulative-effect-type adjustment of ¥85,465 million to increase net income on April 1, 2001. Of this adjustment, ¥93,907 million was attributable to the increase in the fair value of interest rate swaps used in the Company's asset liability management process, partly offset by a net decrease in fair value for other outstanding derivative instruments on April 1, 2001.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133, as amended. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

Notes to Consolidated Financial Statements—(Continued)

(i) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

Premiums are stated net of amounts ceded to reinsurers.

(j) Policy Acquisition Costs

Costs that vary with and are primarily related to the acquisition of insurance policies are deferred to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents' commissions, in-house sales agents' salaries, other compensation and other underwriting costs. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

Policy acquisition costs for property and casualty insurance products are deferred and amortized over the period in which the related premiums written are earned. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to investment contracts are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts.

(k) Separate Account Assets and Liabilities

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk except for minimum guarantees. Each account has specific investment objectives, and the assets are carried at fair value. Separate accounts liabilities represent the policyholders' claims to the related assets and are carried at fair value.

(l) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2004 and 2003 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(m) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields ranging from approximately 0.9% to 3.3%, withdrawals and recognized morbidity and mortality tables. Those assumptions for all policy are based on our own experience. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in income in a constant relationship with insurance in force or with the amount of expected future benefit payments.

Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2004 and 2003 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(n) Investment Deposits by Policyholders

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholder mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts the Company records associated liabilities under investment deposits by policyholders.

Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance, and etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

Notes to Consolidated Financial Statements—(Continued)

The key terms of such policies ("deposit-type insurance"), which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

Premiums for insurance and savings portions of the contract are allocated at inception. The premium for the insurance portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.05%.

In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. These deposit premiums are not used to fund indemnity claims in the case of a total loss. All payments made to the policyholder in a total loss situation are funded by using liabilities established for the insurance portion of the contract.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned "investment deposits by policyholders." At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2004, 2003 and 2002.

Income credited to investment deposits by policyholders represents interest accrued or paid for investment contracts. Any investment income attributable to policyholders in respect of investment contracts are presented on a gross basis and included in "Net investment income", "Realized losses on investments" and "(Losses) gains on derivatives" in the consolidated statements of income.

See note 12 for fair value information of investment deposits by policyholders.

(o) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers' insolvencies.

(p) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a non-profit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

(q) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

(Losses) gains resulting from foreign currency transactions in the amount of ¥(5,720) million ($(53,962) thousand) in 2004, ¥(4,016) million in 2003 and ¥5,288 million in 2002 were charged or credited to income.

Notes to Consolidated Financial Statements—(Continued)

(r) Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As required by SFAS No. 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(s) Earnings per Share

Basic and diluted earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

(t) Goodwill and Present Value of Future Profit

Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity. Goodwill and present value of future profit are tested for impairment annually or when a certain triggering event requires such test.

When fair value of net assets acquired exceeds their cost, the difference is called negative goodwill. All the acquired assets are then subject to pro rata reduction, except for financial assets other than investments accounted for by the equity method, deferred taxes, assets to be disposed of by sale, prepaid assets relating to pension and other postretirement benefit plans, and any other current assets. If all eligible assets are reduced to zero and amount of negative goodwill still remains, the remaining unallocated negative goodwill is recognized immediately as an extraordinary gain.

Present value of future profit represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. Present value of future profit is amortized to match estimated gross profits from the policies acquired.

(u) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when there is uncertainty that such assets would be realized.

(v) New Accounting Standards

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted SFAS No.143 on April 1, 2003. The adoption of SFAS No.143 did not have a material effect on its financial position and results of operations for the year ended March 31, 2004.

In November 2002, the FASB issued Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective on March 31, 2003. See note 14 for further information.

In January 2003, the FASB issued Interpretation No.46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity ("VIE") if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to

Notes to Consolidated Financial Statements—(Continued)

Interpretation No.46 ("FIN 46R"). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as "business" as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003. The Company will adopt FIN 46R for all VIEs as of April 1, 2004. The Company does not see the adoption of FIN 46R to have a material effect on its financial position or results of operations. See note 3 for further information.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. A provision of SOP 03-1 requires the establishment of reserves in addition to the account balance for contracts containing certain features that provide guaranteed death or other insurance benefits and guaranteed income benefits. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-1 is not applied retroactively to prior years' financial statements, and initial application should be as of the beginning of an entity's fiscal year. The Company will adopt SOP 03-1 effective April 1, 2004. The Company is currently evaluating the impact of adopting SOP 03-1.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-01") that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. The Company has adopted the disclosure requirements in these financial statements. See note 3 for further information.

In December 2003, the FASB revised SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The Company has implemented the revised disclosures required for fiscal years ending at March 31, 2004 in these financial statements. See note 10 for further information.

In January 2003, the EITF released Issue No.03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company's pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company will adopt EITF 03-02 on transferring the substitutional portion of its pension plan in fiscal 2006 or later. The effect on the Company's consolidated financial statements of the transfer has not yet been determined. See note 10 for further information.

2. BUSINESS COMBINATION

On April 2, 2002, Tokio Marine completed its business combination with Nichido Fire by way of the creation of a holding company, Millea Holdings, by which each of the companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

Nichido Fire, incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. Under the holding company structure, Tokio Marine and Nichido Fire have been integrating their respective products, information technology systems, property and casualty claims investigation functions and sales office functions to realize the potential synergies available from integration of their property and casualty insurance businesses.

The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the years ended March 31, 2004 and 2003.

Notes to Consolidated Financial Statements—(Continued)

In connection with the share exchange, holders of Tokio Marine shares received 1.00 share of Millea Holdings common stock for each 1,000 shares of Tokio Marine common stock they held, and holders of Nichido Fire shares received 0.69 of one share of Millea Holdings common stock for each 1,000 shares of Nichido Fire common stock they held. Upon the share exchange, Millea Holdings issued 307,356.26 common stock shares, representing approximately 17% of the voting interests of the holding company, to the stockholders of Nichido Fire.

The value of common stock issued to the stockholders of Nichido Fire was ¥337,785 million, based on the share exchange ratio determined by the respective share values of Tokio Marine and Nichido Fire on September 28, 2001.

The allocation of the purchase price is summarized as follows:

	(Yen in millions)
Investments	¥1,661,867
Other assets	600,704
Assets acquired	2,262,571
Policy liabilities and accruals	709,655
Investment deposits by policyholders	635,015
Other liabilities	262,275
Liabilities assumed	1,606,945
Net assets acquired	655,626
Total purchase price	337,785
Negative goodwill	¥ 317,841

Unallocated negative goodwill arising from the combination was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2003 as follows:

	(Yen in millions)
Income before extraordinary items and cumulative effect of accounting changes	¥129,694
Extraordinary items—unallocated negative goodwill	248,323
Net income	¥378,017

The following sets forth results of operations for the year ended March 31, 2002 on a pro forma basis combining those of Nichido Fire. The unaudited pro forma condensed combined statement of income gives effect to the combination as if it had occurred at beginning of the year ended March 31, 2002. The unaudited pro forma condensed combined statement of income does not reflect the transaction costs that have been incurred, nor does it reflect any realized or anticipated synergies or cost savings. Also, it does not reflect unallocated negative goodwill.

	(Yen in millions, except per share amount) 2002 (Unaudited)
Pro forma statement of income data:	
Total operating income	¥2,013,935
Income before cumulative effect of accounting changes	54,471
Net income	139,936
Earning per Share—Basic and Diluted:	
Income before cumulative effect of accounting changes	29
Net income	75

3. INVESTMENTS

The following summarizes the Company's investments in fixed maturities held to maturity at March 31, 2004 and 2003:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2004:				
Bonds and notes:				
Other government and government agencies and authorities	¥1,095,608	¥ 22,945	¥(44,810)	¥1,073,743
Other corporate bonds	14,253	556	—	14,809
Total fixed maturities held to maturity	¥1,109,861	¥ 23,501	¥(44,810)	¥1,088,552
2003:				
Bonds and notes:				
Other government and government agencies and authorities	¥ 866,971	¥144,512	¥ —	¥1,011,483
Other corporate bonds	16,365	884	—	17,249
Total fixed maturities held to maturity	¥ 883,336	¥145,396	¥ —	¥1,028,732

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2004:				
Bonds and notes:				
Other government and government agencies and authorities	$10,335,925	$216,462	$(422,736)	$10,129,651
Other corporate bonds	134,462	5,246	—	139,708
Total fixed maturities held to maturity	$10,470,387	$221,708	$(422,736)	$10,269,359

Notes to Consolidated Financial Statements—(Continued)

The following summarizes the Company's investments in fixed maturities available for sale at March 31, 2004 and 2003:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2004:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 113,778	¥ 2,130	¥ (734)	¥ 115,174
U.S. states, municipalities and political subdivisions	1,055	47	—	1,102
Other government and government agencies and authorities	2,071,900	32,290	(38,051)	2,066,139
Other municipalities and political subdivisions	171,977	5,383	(247)	177,113
Public utilities	60,172	901	(281)	60,792
Convertibles and bonds with warrants attached	42,929	2,830	(75)	45,684
Mortgage-backed securities	22,893	273	(850)	22,316
Other corporate bonds	713,078	10,932	(2,748)	721,262
Total fixed maturities available for sale	¥3,197,782	¥54,786	¥(42,986)	¥3,209,582
2003:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 129,949	¥ 5,827	¥ (1,252)	¥ 134,524
U.S. states, municipalities and political subdivisions	44	20	—	64
Other government and government agencies and authorities	1,935,175	142,252	(4,124)	2,073,303
Other municipalities and political subdivisions	244,826	19,601	(109)	264,318
Public utilities	88,322	4,649	(5)	92,966
Convertibles and bonds with warrants attached	70,622	6,724	(26)	77,320
Mortgage-backed securities	19,859	1,048	(38)	20,869
Other corporate bonds	736,763	22,050	(553)	758,260
Total fixed maturities available for sale	¥3,225,560	¥202,171	¥ (6,107)	¥3,421,624

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2004:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 1,073,377	$ 20,094	$ (6,924)	$ 1,086,547
U.S. states, municipalities and political subdivisions	9,953	443	—	10,396
Other government and government agencies and authorities	19,546,226	304,623	(358,972)	19,491,877
Other municipalities and political subdivisions	1,622,425	50,783	(2,330)	1,670,878
Public utilities	567,660	8,500	(2,651)	573,509
Convertibles and bonds with warrants attached	404,991	26,698	(708)	430,981
Mortgage-backed securities	215,972	2,575	(8,019)	210,528
Other corporate bonds	6,727,151	103,133	(25,925)	6,804,359
Total fixed maturities available for sale	$30,167,755	$516,849	$(405,529)	$30,279,075

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2004 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ 2,841	¥ 2,853	$ 26,802	$ 26,915
Due after one year through five years	15,523	16,330	146,443	154,057
Due after five years through ten years	54,421	53,007	513,406	500,066
Due after ten years	1,037,076	1,016,362	9,783,736	9,588,321
	¥1,109,861	¥1,088,552	$10,470,387	$10,269,359

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥ 782,773	¥ 786,819	$ 7,384,651	$ 7,422,820
Due after one year through five years	999,903	1,008,913	9,433,047	9,518,047
Due after five years through ten years	535,620	537,924	5,053,019	5,074,755
Due after ten years	869,482	865,824	8,202,660	8,168,151
With no contractual maturity	10,004	10,102	94,377	95,302
	¥3,197,782	¥3,209,582	$30,167,754	$30,279,075

Notes to Consolidated Financial Statements—(Continued)

Proceeds from sales of investments in fixed maturities available for sale prior to their scheduled maturity dates were ¥870,571 million ($8,212,934 thousand), ¥542,909 million and ¥335,280 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross gains of ¥14,465 million ($136,462 thousand) and gross losses of ¥14,966 million ($141,189 thousand) in 2004, gross gains of ¥9,849 million and gross losses of ¥5,046 million in 2003 and gross gains of ¥12,247 million and gross losses of ¥3,181million in 2002 were realized on those sales.

With respect to marketable equity securities available for sale, gross unrealized gains were ¥1,775,342 million ($16,748,509 thousand) and gross unrealized losses were ¥10,425 million ($98,349 thousand) at March 31, 2004, and gross unrealized gains were ¥801,338 million and gross unrealized losses were ¥109,929 million at March 31, 2003.

Proceeds from sales of investments in equity securities available for sale were ¥228,913 million ($2,159,557 thousand), ¥421,892 million and ¥94,796 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross gains of ¥35,438 million ($334,321 thousand) and gross losses of ¥2,809 million ($26,500 thousand) in 2004, gross gains of ¥110,562 million and gross losses of ¥29,918 million in 2003, and gross gains of ¥39,329 million and gross losses of ¥2,269 million in 2002 were realized on those sales.

In the normal course of business, investment securities the Company owns were pledged to collateralize securities lending transactions and derivative transactions, and for other purposes.

The carrying value of investment securities pledged to counterparties through certain transactions, mainly securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)		(Dollars in thousands)
	2004	2003	2004
Fixed maturities available for sale	¥276,197	¥245,541	$2,605,632
Equities securities available for sale .	19,043	37,127	179,651
	¥295,240	¥282,668	$2,785,283

At March 31, 2004 and 2003, the carrying values of investment securities pledged, except for the above table, are as follows.

Bonds carried at ¥45,632 million ($430,491 thousand) at March 31, 2004 and ¥53,138 million at March 31, 2003 were pledged as collateral primarily to reinsurance companies.

Bonds carried at ¥150,603 million ($1,420,783 thousand) at March 31, 2004 and ¥172,513 million at March 31, 2003 were used as collateral for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds.

Bonds carried at ¥101,640 million ($958,868 thousand) at March 31, 2004 and ¥109,102 million at March 31, 2003 were deposited primarily with United States and other foreign government authorities as required by law.

Bonds carried at ¥10,319 million ($97,349 thousand) at March 31, 2004 were pledged as collateral for credit support annex for derivative transactions entered into by the Company.

Bonds carried at ¥4,952 million ($46,717 thousand) at March 31, 2004 and ¥15,726 million at March 31, 2003 were pledged as collateral for letters of credit.

Bonds carried at ¥1,889 million ($17,821 thousand) at March 31, 2004 and ¥1,874 million at March 31, 2003 were pledged as collateral for the Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

Equity securities carried at ¥68,948 million ($650,453 thousand) at March 31, 2004, and ¥44,000 million at March 31, 2003 were deposited with securities brokers primarily as collateral for futures transactions entered into by the Company.

Equity securities carried at ¥6,783 million ($63,991 thousand) at March 31, 2004 and ¥6,790 million at March 31, 2003 were deposited with United States government authorities as required by law.

The Company accepts collateral that can be sold or pledged. The primary sources of this collateral are securities financing transactions. The fair value of this collateral was approximately ¥30,720 million ($289,811 thousand) and ¥61,937 million at March 31, 2004 and 2003, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2004 and 2003.

The Company provides equity investments in VIEs that are designed to limit the Company's risk exposure within invested amount as an alternative to direct real estate investment.

As for VIEs created after January 31, 2003, the Company determined that it is a primary beneficiary for a VIE and consolidated that VIE for the year ended March 31, 2004. The VIE borrows non-recourse loans from financial institutions, and as of March 31, 2004, ¥ 14,491 million ($136,708 thousand) of investment real estate are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company.

As for VIEs acquired before February 1, 2003, the Company's investments amounted to ¥23,476 million ($221,472 thousand) at March 31, 2004 and ¥42,711 million at March 31, 2003. The Company's risk exposure is limited to the amount of these investments.

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Notes to Consolidated Financial Statements—(Continued)

Accumulated depreciation of investment real estate amounted to ¥85,000 million ($801,887 thousand) and ¥79,538 million at March 31, 2004 and 2003, respectively.

Depreciation of investment real estate included in net investment income amounted to ¥3,880 million ($36,604 thousand), ¥3,650 million and ¥4,187 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Other long-term investments include:

	(Yen in millions) 2004	2003	(Dollars in thousands) 2004
Mortgage loans on vessels and facilities	¥ 20,356	¥ 22,125	$ 192,038
Collateral and bank-guaranteed loans	18,542	22,096	174,925
Unsecured loans	357,504	440,997	3,372,679
Money trust	22,797	73,786	215,066
	¥419,199	¥559,004	$3,954,708

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2004 through 2038 at March 31, 2004. Interest rates of these loans varied from 0.05% to 10.00% at March 31, 2004, and from 0.04% to 12.00% at March 31, 2003.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥921 million ($8,689 thousand) at March 31, 2004 and ¥1,243 million at March 31, 2003 were deposited with the United States government authorities and other foreign government authorities as required by law.

Details of net investment income were as follows:

	(Yen in millions) 2004	2003	2002	(Dollars in thousands) 2004
Fixed maturities	¥ 73,683	¥ 65,762	¥ 51,913	$ 695,123
Equity securities	36,692	32,785	29,409	346,151
Mortgage loans on real estate	3,286	3,715	4,219	31,000
Investment real estate	12,501	12,817	12,907	117,934
Policy loans	1,280	1,156	830	12,075
Other long-term investments	9,339	11,475	11,802	88,104
Short-term investments	4,313	5,677	4,113	40,689
Other	1,850	1,715	7,987	17,453
Gross investment income	142,944	135,102	123,180	1,348,529
Less investment expenses	16,771	26,791	18,499	158,218
Net investment income	¥126,173	¥108,311	¥104,681	$1,190,311

At March 31, 2004 and 2003, accrued investment income, included in other assets, amounted to ¥21,225 million ($200,236 thousand) and ¥22,030 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2004, 2003 and 2002 were as follows:

	(Yen in millions) Fixed maturities	Equity securities	Other investments	Net gains (losses)
2004:				
Realized	¥ (8,399)	¥ 4,645	¥ (101)	¥ (3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656
Total	¥(192,663)	¥1,078,153	¥ 311	¥ 885,801
2003:				
Realized	¥ 11,553	¥ (37,957)	¥(3,471)	¥ (29,875)
Change in unrealized	120,915	(635,620)	(1,026)	(515,731)
Total	¥ 132,468	¥ (673,577)	¥(4,497)	¥(545,606)
2002:				
Realized	¥ 8,244	¥ (11,900)	¥ 2,636	¥ (1,020)
Change in unrealized	(38,293)	(290,162)	(3,764)	(332,219)
Total	¥ (30,049)	¥ (302,062)	¥(1,128)	¥(333,239)

	(Dollars in thousands) Fixed maturities	Equity securities	Other investments	Net gains (losses)
2004:				
Realized	$ (79,236)	$ 43,821	$ (953)	$ (36,368)
Change in unrealized	(1,738,340)	10,127,434	3,887	8,392,981
Total	$(1,817,576)	$10,171,255	$ 2,934	$8,356,613

The following table shows gross unrealized losses and fair value of investments-other than investments in related parties with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities(*)	¥1,619,245	¥(85,152)	¥189,632	¥(2,644)	¥1,808,877	¥(87,796)
Equity securities	101,521	(8,682)	16,461	(1,743)	117,982	(10,425)
Total	¥1,720,766	¥(93,834)	¥206,093	¥(4,387)	¥1,926,859	¥(98,221)

	(Dollars in thousands)					
			More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities(*).	$15,275,896	$(803,321)	$1,788,981	$(24,944)	$17,064,877	$(828,265)
Equity securities ...	957,745	(81,906)	155,293	(16,443)	1,113,038	(98,349)
Total	$16,233,641	$(885,227)	$1,944,274	$(41,387)	$18,177,915	$(926,614)

(*)Primarily relates to the "Other government and governmental agencies and authorities" category.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities continued to be below cost for more than 12 months, (b) whether the value of the securities continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year.

For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as credit deterioration of the issuer.

After considering these and other factors, we write down individual securities to fair value when management determines that a decline in fair value below the cost of those securities is other than temporary.

The Company recognized impairment losses on investment securities - other than investments in related parties in the amount of ¥33,930 million ($320,094 thousand), ¥119,108 million and ¥58,159 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Trading gains (losses) for the years ended March 31, 2004 and 2003 that relate to trading securities still held at March 31, 2004 and 2003 amounted to ¥837 million ($7,896 thousand) and ¥(140) million, respectively.

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥3,159 million ($29,802 thousand) and ¥5,034 million for the years ended March 31, 2004 and 2003. Considering the decline of Japanese real estate market, tests for impairment were performed as of March 31, 2004 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the carrying amount exceeded the fair value estimated primarily based on recent transactions involving sales of similar assets and charged them to realized gains (losses) on other investments for the years ended March 31, 2004 and 2003 in the property and casualty segment.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company's review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥7,026 million ($66,283 thousand) and ¥7,719 million at March 31, 2004 and 2003, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The Company's investments in Toyota Motor Corporation and its affiliates amounting to ¥394,361 million ($3,720,387 thousand) and ¥290,199 million at March 31, 2004 and 2003, respectively, exceeded 10% of stockholders' equity.

Notes to Consolidated Financial Statements—(Continued)

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2004 and 2003 were as follows:

	(Yen in millions)		(Dollars in thousands)	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2004:				
Mortgage loans on real estate	¥13,408	¥ 6,110	$126,491	$ 57,642
Collateral and bank-guaranteed loans	7	7	66	66
Unsecured loans	17,808	9,807	168,000	92,519
	¥31,223	¥15,924	$294,557	$150,227
2003:				
Mortgage loans on real estate	¥31,483	¥12,862		
Collateral and bank-guaranteed loans	11,360	4,865		
Unsecured loans	23,153	12,378		
	¥65,996	¥30,105		

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,808 million ($35,925 thousand) and ¥6,730 million at March 31, 2004 and 2003, respectively.

The activity in valuation allowances for the years ended March 31, 2004, 2003 and 2002 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Balance at beginning of year	¥36,835	¥32,745	¥38,919	$347,500
Adjustment in connection with the acquisition (note 2)	—	9,129	—	—
Charges to income	(9,415)	1,091	(502)	(88,821)
Principal charge-offs	(7,688)	(6,130)	(5,672)	(72,528)
Balance at end of year	¥19,732	¥36,835	¥32,745	$186,151

During the years ended March 31, 2004, 2003 and 2002, the average recorded investment in impaired loans amounted to ¥48,610 million ($458,585 thousand), ¥63,674 million and ¥55,512 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥873 million ($8,236 thousand), ¥1,309 million and ¥747 million, respectively. At March 31, 2004 and 2003, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥3,251 million ($30,670 thousand) and ¥3,493 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

4. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurers and reinsurers. Reinsurance enables the Company to reduce its exposure to large losses in all aspects of its insurance business, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance recoverable on losses represents estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses.

The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company's favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 is as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions) 2004	2003	2002	(Dollars in thousands) 2004
Property and casualty:				
Premiums written:				
Direct	¥1,978,555	¥1,987,463	¥1,509,615	$18,665,613
Assumed	374,219	325,347	138,362	3,530,368
Ceded	(407,528)	(414,253)	(266,494)	(3,844,604)
Net premiums written	¥1,945,246	¥1,898,557	¥1,381,483	$18,351,377
Premiums earned:				
Direct	¥1,952,151	¥1,952,534	¥1,436,884	$18,416,519
Assumed	297,597	190,135	128,786	2,807,519
Ceded	(389,545)	(381,701)	(222,708)	(3,674,953)
Premiums earned	¥1,860,203	¥1,760,968	¥1,342,962	$17,549,085
Losses, claims incurred:				
Direct	¥1,100,584	¥1,064,457	¥ 838,246	$10,382,868
Assumed	242,720	174,561	110,858	2,289,811
Ceded	(294,786)	(285,337)	(212,339)	(2,781,000)
Losses, claims incurred	¥1,048,518	¥ 953,681	¥ 736,765	$ 9,891,679
Life:				
Premiums earned:				
Direct	¥ 248,719	¥ 263,361	¥ 209,469	$ 2,346,406
Assumed	—	0	0	—
Ceded	(919)	(875)	(261)	(8,670)
Premiums earned	¥ 247,800	¥ 262,486	¥ 209,208	$ 2,337,736

5. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions) 2004	2003	2002	(Dollars in thousands) 2004
Property and casualty:				
Deferred at beginning of year	¥323,865	¥221,914	¥214,019	$3,055,330
Adjustment in connection with the acquisition (note 2)	—	99,663	—	—
Incurred during year	543,373	546,766	426,874	5,126,160
	867,238	868,343	640,893	8,181,490
Foreign currency translation adjustments	(234)	(331)	—	(2,207)
Deferred at end of year	328,411	323,865	221,914	3,098,217
Policy acquisition costs	538,593	544,147	418,979	5,081,066
Life:				
Deferred at beginning of year	98,615	79,809	63,366	930,330
Incurred during year	46,762	45,717	34,476	441,151
	145,377	125,526	97,842	1,371,481
Deferred at end of year	124,992	98,615	79,809	1,179,170
Policy acquisition costs	20,385	26,911	18,033	192,311
Total policy acquisition costs	¥558,978	¥571,058	¥437,012	$5,273,377

6. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	(Yen in millions) 2004	2003	(Dollars in thousands) 2004
Land	¥ 83,960	¥ 88,778	$ 792,075
Buildings	222,299	225,200	2,097,161
Furniture and equipment	63,746	67,372	601,377
Construction in progress	5,925	6,404	55,896
Total at cost	375,930	387,754	3,546,509
Less accumulated depreciation	182,862	183,676	1,725,112
Net property and equipment	¥193,068	¥204,078	$1,821,397

Depreciation of property and equipment included in other operating expenses amounted to ¥15,236 million ($143,736 thousand), ¥11,426 million and ¥11,343 million for the years ended March 31, 2004, 2003 and 2002, respectively.

7. GOODWILL AND PRESENT VALUE OF FUTURE PROFIT

In February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited ("Skandia Japan") based in Tokyo, Japan, for a cost of ¥20,339 million ($191,877 thousand) which was paid in cash. Skandia Japan's main product is variable annuity.

Goodwill of ¥9,934 million ($93,717 thousand) and present value of future profit ("PVFP") of ¥14,744 million ($139,094 thousand) was recognized on the balance sheet as of March 31, 2004.

The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

	(Yen in millions)	(Dollars in thousands)
2005	¥ 2,464	$ 23,245
2006	2,532	23,887
2007	2,357	22,236
2008	2,156	20,340
2009	1,933	18,236
Thereafter	3,302	31,150
Total PVFP	¥14,744	$139,094

The Goodwill and intangible assets were assigned to life insurance segment.

Notes to Consolidated Financial Statements—(Continued)

8. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2004, 2003 and 2002:

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Balance at beginning of year	¥1,131,884	¥ 875,463	¥854,952	$10,678,151
Less reinsurance recoverables	342,132	247,861	255,696	3,227,660
Net balance at beginning of year	789,752	627,602	599,256	7,450,491
Adjustment in connection with the acquisition (note 2)	—	141,940	—	—
Incurred related to:				
Current year	1,116,582	1,029,655	802,061	10,533,792
Prior years	9,325	438	(3,847)	87,972
Total incurred	1,125,907	1,030,093	798,214	10,621,764
Paid related to:				
Current year	588,432	590,791	481,710	5,551,245
Prior years	446,825	417,105	288,158	4,215,330
Total paid	1,035,257	1,007,896	769,868	9,766,575
Foreign currency translation adjustments	(1,473)	(1,987)	—	(13,897)
Net balance at end of year	878,928	789,752	627,602	8,291,783
Plus reinsurance recoverables	342,217	342,132	247,861	3,228,462
Balance at end of year	¥1,221,146	¥1,131,884	¥875,463	$11,520,245

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)		(Dollars in thousands)
	2004	2003	2004
Property and casualty:			
Unpaid losses	¥342,217	¥342,132	$3,228,462
Paid losses	104,528	107,885	986,113
Life	366	328	3,453
Total reinsurance recoverable on losses	¥447,111	¥450,345	$4,218,028

In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company's ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2004.

9. INCOME TAXES

Total income taxes for the years ended March 31, 2004, 2003 and 2002 were allocated as follows:

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Income before extraordinary items and cumulative effect of accounting changes	¥ 49,385	¥ 71,614	¥ 33,416	$ 465,896
Cumulative effect of accounting changes	—	—	48,033	—
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	320,315	(188,667)	(118,901)	3,021,839
Minimum pension liability adjustments	11,779	(22,613)	(16,860)	111,123
	¥ 381,479	¥(139,666)	¥(54,312)	$ 3,598,858

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2004, 2003 and 2002.

The effective tax rates of the Company for the years ended March 31, 2004, 2003 and 2002 differ from the Japanese normal income tax rates for the following reasons:

	2004	2003	2002
Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(3.8)	(3.0)	(7.1)
Expenses not deductible for tax purposes	1.5	0.9	1.2
Other	(1.3)	1.7	0.7
Effective tax rate	32.4%	35.6%	30.8%

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003 are presented below:

	(Yen in millions)		(Dollars in thousands)
	2004	2003	2004
Deferred tax assets:			
Net unpaid and unreported losses	¥ 107,303	¥ 84,817	$ 1,012,292
Future policy benefits and losses	11,342	13,501	107,000
Retirement and severance benefits	52,331	47,689	493,689
Minimum pension liability adjustments	38,929	50,707	367,255
Valuation allowance for credit losses	5,701	12,743	53,783
Property, equipment and other assets	47,816	49,910	451,094
Derivatives	37,868	33,995	357,245
Operating loss carryforwards for tax purposes	3,997	10,311	37,708
Other	37,938	33,036	357,906
Valuation allowance	(833)	—	(7,859)
Total deferred tax assets	342,392	336,709	3,230,113
Deferred tax liabilities:			
Net unearned premiums	(80,200)	(47,552)	(756,604)
Deferred policy acquisition costs	(162,425)	(151,996)	(1,532,311)
Fair value adjustments to securities recognized in income	(74,306)	(88,828)	(701,000)
Derivatives	(71,431)	(89,134)	(673,877)
Other	(17,878)	(12,225)	(168,661)
Total deferred tax liabilities	(406,240)	(389,735)	(3,832,453)
Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(63,848)	(53,026)	(602,340)
Deferred taxes on unrealized appreciation of securities	(641,352)	(321,037)	(6,050,490)
Net deferred tax liabilities	(705,200)	(374,063)	(6,652,830)
Income taxes currently payable	(4,024)	(63,497)	(37,962)
Income tax liability	¥(709,224)	¥(437,560)	$(6,690,792)

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2004 amounted to ¥3,164 million ($29,848 thousand), net of valuation allowance, and are available through 2009 to offset against future taxable income of such subsidiaries.

The valuation allowance relates to operating loss carryforwards for tax purposes in Skandia Japan acquired by the Company in the year ended March 31, 2004. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

10. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit cost of the funded pension plan is calculated using the projected unit credit actuarial cost method.

The Company also has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees' rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

In accordance with EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan", for its unfunded plans, the Company records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

The Company uses a March 31 measurement date of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions) 2004	2003	(Dollars in thousands) 2004
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 532,931	¥ 430,950	$ 5,027,651
Adjustment in connection with the acquisition (note 2)	38	40,690	358
Service cost	23,964	19,148	226,075
Interest cost	7,829	10,874	73,858
Plan participants' contributions	2,758	2,593	26,019
Amendments	2,909	(24,793)	27,443
Actuarial gain (loss)	(29,179)	75,182	(275,274)
Benefits paid	(22,998)	(21,710)	(216,962)
Foreign currency translation adjustments	6	(3)	57
Benefit obligation at end of year	¥ 518,258	¥ 532,931	$ 4,889,225
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 175,559	¥ 144,710	$ 1,656,217
Adjustment in connection with the acquisition (note 2)	—	7,599	—
Actual return on plan assets	5,711	1,443	53,877
Employer contributions	20,683	24,146	195,123
Plan participants' contributions	2,758	2,593	26,019
Benefits paid	(5,378)	(4,932)	(50,736)
Fair value of plan assets at end of year	¥ 199,333	¥ 175,559	$ 1,880,500
Funded status	¥(318,925)	¥(357,372)	$(3,008,725)
Unrecognized net actuarial loss	152,748	196,049	1,441,019
Unrecognized prior service cost	7,620	5,742	71,887
Net amount recognized	¥(158,557)	¥(155,581)	$(1,495,819)
Amounts recognized in the balance sheets consist of:			
Accrued benefit liability	¥(292,054)	¥(324,003)	$(2,755,226)
Intangible asset	25,362	27,567	239,264
Accumulated other comprehensive income	108,135	140,855	1,020,143
Net amount recognized	¥(158,557)	¥(155,581)	$(1,495,819)

The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥488,954 million ($4,612,775 thousand) at March 31, 2004, and ¥499,345 million at March 31, 2003. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

Weighted-average actuarial assumptions used to determine benefit obligation at March31, 2004 and 2003 are as follows:

	2004	2003
Discount rate	2.0%	1.5%
Rate of salary increase	0.7–1.7%	0.6–1.7%

The components of net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	(Yen in millions) 2004	2003	2002	(Dollars in thousands) 2004
Components of net periodic benefit cost:				
Service cost	¥23,964	¥19,148	¥15,494	$226,075
Interest cost	7,829	10,874	11,389	73,858
Expected return on plan assets	(3,250)	(3,108)	(3,192)	(30,660)
Amortization of prior service cost	1,031	805	2,397	9,726
Recognized actuarial loss	11,663	7,162	4,398	110,029
Net periodic benefit cost	¥41,237	¥34,881	¥30,486	$389,028

Unrecognized net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants expected to receive benefits under the plan. The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants at the date of the amendment.

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	1.5%	2.5%	3.0%
Rate of salary increase	0.6–1.7%	1.8%	1.7%
Expected long-term return on plan assets	1.8–2.0%	1.3–2.0%	2.3%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

The Company's pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company's pension plan at March 31, 2004 and 2003, and the target allocation percentage for 2005 are as follows:

	(% of Total plan assets) 2005 (target)	(Yen in millions) 2004	2003	(Dollars in thousands) 2004
Fixed maturities	45%	¥ 74,153	¥ 57,268	$ 699,557
Equity securities	15	36,387	22,949	343,274
Other	40	88,793	95,342	837,669
Total plan assets	100%	¥199,333	¥175,559	$1,880,500

Notes to Consolidated Financial Statements—(Continued)

Other shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

The Company expects to contribute ¥15,894 million ($149,943 thousand) to its pension plan in 2005.

The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for and disclosed separately as a government subsidy.

In June 2004, Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government. The transfer is expected to be completed in fiscal 2006 or later. The effect on the Company's consolidated statements of the transfer has not yet been determined.

11. DEBT OUTSTANDING

Debt outstanding at March 31, 2004 and 2003 comprised the following:

		(Yen in millions)		(Dollars in thousands)
	Due	2004	2003	2004
Loans, 0.02% to 3.99%	2005–2016	¥ 13,627	¥ 4,673	$ 128,557
Equity linked notes, 2.20% to 28.00%	2005	1,716	4,331	16,189
Equity linked notes, zero coupon	2006–2007	6,192	—	58,415
Fixed rate notes, 0.01% to 0.96%	2005–2010	27,024	5,000	254,943
Floating rate notes, 0.06%	2005	2,000	2,000	18,868
Credit linked notes, 1.99% to 11.18%	2007	22,644	25,373	213,623
Unsecured bonds, 1.47% to 2.78%	2006–2021	135,843	135,984	1,281,538
Other notes	2034	4,400	519	41,509
Total debt outstanding		¥213,446	¥177,880	$2,013,642

The proceeds of these debts were used primarily for general corporate purposes.

Maturities of debt outstanding at March 31, 2004 are as follows:

	(Yen in millions)	(Dollars in thousands)
2005	¥ 15,016	$ 141,660
2006	45,434	428,623
2007	36,765	346,840
2008	1,824	17,208
2009	5,051	47,651
Thereafter	109,356	1,031,660
Total debt outstanding	¥213,446	$2,013,642

The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2004 and 2003, obligations under capital leases which were presented as other liabilities amounted to ¥6,115 million ($57,689 thousand) and ¥8,006 million. Of this amount, the obligations due within one year amounted to ¥3,326 million ($31,377 thousand) at March 31, 2004.

Notes to Consolidated Financial Statements—(Continued)

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value for all financial instruments. See note15 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company's nonderivative financial instruments at March 31, 2004 and 2003 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Carrying amount	Fair value	Carrying amount	Fair value
2004:				
Policy loans	¥ 33,610	¥ 33,610	$ 317,075	$ 317,075
Mortgage loans on real estate	129,076	130,040	1,217,698	1,226,792
Mortgage loans on vessels and facilities	20,356	19,989	192,038	188,575
Collateral and bank-guaranteed loans	18,542	22,868	174,925	215,736
Unsecured loans	357,504	363,411	3,372,679	3,428,406
Money trust	22,797	22,797	215,066	215,066
Short-term investments	881,897	881,897	8,319,783	8,319,783
Investment deposits by policyholders	(2,704,861)	(2,911,532)	(25,517,557)	(27,467,283)
Debt outstanding	(213,446)	(220,370)	(2,013,642)	(2,078,962)
2003:				
Policy loans	¥ 29,171	¥ 29,171		
Mortgage loans on real estate	148,655	152,379		
Mortgage loans on vessels and facilities	22,125	21,637		
Collateral and bank-guaranteed loans	22,096	24,190		
Unsecured loans	440,997	449,412		
Money trust	73,786	73,786		
Short-term investments	660,370	660,370		
Investment deposits by policyholders	(2,716,526)	(3,094,290)		
Debt outstanding	(177,880)	(189,307)		

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable

The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities

The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 3.

Policy loans

The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments

The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Investment deposits by policyholders

The fair values of investment deposits by policyholders were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

Debt outstanding

The fair values for debt outstanding are estimated using their market prices. For debt outstanding on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Consolidated Financial Statements—(Continued)

13. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings' non-consolidated statutory books of account in accordance with Japanese GAAP. Millea Holdings had retained earnings in the amount of ¥168,245 million ($1,587,217 thousand), net of treasury stock in the amount of ¥86,707 million ($817,991 thousand), and capital surplus in the amount of ¥500,005 million ($4,717,028 thousand) as of March 31, 2004. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2004 for dividends subsequently proposed to and approved by Millea Holdings' stockholders in the aggregate amount of ¥19,668 million ($185,547 thousand) at the ordinary general meeting of stockholders held on June 29, 2004.

Millea Holdings' stockholders approved repurchase of its own shares pursuant to Article 210 of the Commercial Code of Japan on June 27, 2003, as follows: (a) aggregate number of shares authorized for repurchase is up to 120,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million, (c) Millea Holdings is authorized to repurchase its stock until the closing of the ordinary general meeting of stockholders for the fiscal year ended March 31, 2004. Under this repurchase program, Millea Holdings repurchased 75,646 shares at a cost of ¥100,000 million ($943,396 thousand) by June 29, 2004.

The stockholders approved to insert a new Article in the Articles of Incorporation of Millea Holdings stating that Millea Holdings may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item2 of the Commercial Code of Japan, at the ordinary general meeting of stockholders held on June 29, 2004.

At June 29, 2004, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares to be repurchase is up to 9,000 shares (approximately 0.5% of the share outstanding), (b) aggregate value of shares to be repurchased is up to ¥13,000 million ($122,642 thousand), (c) repurchase would be made from July 1, 2004 through July 30, 2004. Under this repurchase program, Millea Holdings repurchased 8,051 shares at a cost of ¥13,000 million ($122,642 thousand) by July 30, 2004.

At July 9, 2004, Millea Holdings cancelled 70,000 shares held by it as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. Number of issued shares including treasury stock after the cancellation is 1,787,048.75 shares.

At August 2, 2004, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares to be repurchase is up to 11,000 shares (approximately 0.6% of the share outstanding), (b) aggregate value of shares to be repurchased is up to ¥15,000 million ($141,509 thousand), (c) repurchase would be made from August 3, 2004 through September 3, 2004.

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. At March 31, 2004, these subsidiaries had sufficient capital surplus in their respective statutory stockholders' equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥230,871 million ($2,178,028 thousand) in 2004, ¥49,605 million in 2003 and ¥39,182 million in 2002, and stockholders' equity of ¥2,329,735 million ($21,978,632 thousand) at March 31, 2004 and ¥2,206,053 million at March 31, 2003.

The amounts of statutory net income (loss) for the years ended March 31, 2004, 2003 and 2002, and stockholders' equity at March 31, 2004 and 2003 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)			(Dollars in thousands)
	2004	2003	2002	2004
Statutory net income (loss):				
Property and casualty	¥ 123,969	¥ 112,615	¥12,703	$ 1,169,519
Life	0	(966)	1	4
Statutory stockholders' equity:				
Property and casualty	2,329,686	2,006,678		21,978,170
Life	37,362	46,160		352,471

14. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2004 and 2003, commitments outstanding for the purchase of property and equipment approximated ¥10,136 million ($95,623 thousand) and ¥14,547 million, respectively. At March 31, 2004 and 2003, commitments outstanding for loan commitments were ¥11,198 million ($105,642 thousand) and ¥8,707 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2004, 2003 and 2002 aggregated ¥15,302 million ($144,358 thousand), ¥14,694 million and ¥17,427 million, respectively.

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At March 31, 2004, the Company's maximum potential amount of future payments under the credit default swaps was approximately ¥1,981,668 million ($18,694,981 thousand). At March 31, 2004 and 2003, the carrying amount of the liabilities related to these credit default swaps was ¥167 million ($1,575 thousand) and ¥16,356 million, respectively. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral, however, the value of such property or collateral has not been determined.

See also note 15 for discussion on credit default swaps.

Guarantees are used in various transactions to enhance the credit standing of the Company's customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2004 was approximately ¥2,117 million ($19,972 thousand). At March 31, 2004, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties' operating assets. Once the Company assumes the guaranteed parties' obligation, the Company acquires the right of the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2004, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company's risk exposure, they do not qualify for hedge accounting under SFAS No.133. All derivatives are recognized on the consolidated balance sheets at fair value as "derivative assets" or "derivative liabilities," with the changes in fair value recognized currently in earnings as "gains (losses) on derivatives."

(a) Derivatives used for interest rate risk management

The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company's insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company's strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

(b) Derivatives used for foreign exchange risk management

The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

Notes to Consolidated Financial Statements—(Continued)

The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to earn investment returns.

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2004 and 2003 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Assets	Liabilities	Assets	Liabilities
2004:				
Interest rate swaps	¥203,143	¥(123,266)	$1,916,443	$(1,162,887)
Foreign exchange forwards	1,959	(197)	18,481	(1,858)
Currency swaps	13,430	(18,806)	126,698	(177,415)
Credit default swaps	4,383	(10,772)	41,349	(101,623)
Bond futures	226	(136)	2,132	(1,283)
Equity index options	188	(144)	1,774	(1,358)
Equity index futures	63	(1,089)	594	(10,274)
Other	2,430	(2,057)	22,925	(19,406)
Total derivatives	¥225,822	¥(156,467)	$2,130,396	$(1,476,104)
2003:				
Interest rate swaps	¥315,171	¥(162,019)		
Foreign exchange forwards	177	(2,127)		
Currency swaps	14,881	(15,329)		
Credit default swaps	9,563	(23,050)		
Bond futures	26	(56)		
Equity index futures	633	—		
Other	828	(430)		
Total derivatives	¥341,279	¥(203,011)		

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps
The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps
The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps
The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pools of multiple reference assets, then the fair value is based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures
The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. BUSINESS SEGMENTS

The Company is organized according to products and services which it offers. This structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Property and casualty
Property and casualty segment writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese businesses. The Company evaluates the results of this segment based upon premium income and underwriting results.

Life
Life insurance segment primarily assumes whole-life insurance and medical insurance. The Company evaluates the results of this segment based upon sum assured and net income.

The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and casualty segment result. There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company's revenue for the years ended March 31, 2004, 2003 and 2002. The following are income and asset data for the Company's business segments for the years ended March 31, 2004, 2003 and 2002:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)		
	Property and casualty	Life	Consolidated
2004:			
Operating income:			
Property and casualty:			
Net premiums written	¥ 1,945,246	¥ —	¥ 1,945,246
Less increase in unearned premiums	85,043	—	85,043
Premiums earned	1,860,203	—	1,860,203
Life premiums	—	247,800	247,800
Net investment income	103,097	23,076	126,173
Realized (losses) gains on investments	(5,707)	1,852	(3,855)
Losses on derivatives	(22,378)	(14,377)	(36,755)
Total operating income	1,935,215	258,351	2,193,566
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	1,125,907	—	1,125,907
Policy benefits and losses for life	—	197,903	197,903
Income credited to investment deposits by policyholders	52,159	6,255	58,414
Policy acquisition costs	538,593	20,385	558,978
Other operating expenses	85,225	14,872	100,097
Total operating costs and expenses	1,801,884	239,415	2,041,299
Income before income tax expense	133,331	18,936	152,267
Income tax expense (benefit):			
Current	46,437	3,578	50,015
Deferred	(4,017)	3,387	(630)
	42,420	6,965	49,385
Net income	¥ 90,911	¥ 11,971	¥ 102,882
Total investments	¥ 7,953,067	¥ 1,440,155	¥ 9,393,222
Total assets	¥ 10,388,135	¥ 1,812,238	¥ 12,200,373

	(Yen in millions)		
	Property and casualty	Life	Consolidated
2003:			
Operating income:			
Property and casualty:			
Net premiums written	¥1,898,557	¥ —	¥ 1,898,557
Less increase in unearned premiums	137,589	—	137,589
Premiums earned	1,760,968	—	1,760,968
Life premiums	—	262,486	262,486
Net investment income	93,129	15,182	108,311
Realized losses on investments	(28,310)	(1,565)	(29,875)
Gains on derivatives	55,044	21,520	76,564
Total operating income	1,880,831	297,623	2,178,454
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	1,030,093	—	1,030,093
Policy benefits and losses for life	—	223,316	223,316
Income credited to investment deposits by policyholders	54,111	1,900	56,011
Policy acquisition costs	544,147	26,911	571,058
Other operating expenses	85,859	10,809	96,668
Total operating costs and expenses	1,714,210	262,936	1,977,146
Income before income tax expense and extraordinary items	166,621	34,687	201,308
Income tax expense (benefit):			
Current	83,022	9,913	92,935
Deferred	(25,237)	3,916	(21,321)
	57,785	13,829	71,614
Income before extraordinary items	108,836	20,858	129,694
Extraordinary items	248,323	—	248,323
Net income	¥ 357,159	¥ 20,858	¥ 378,017
Total investments	¥ 7,119,333	¥ 1,225,870	¥ 8,345,203
Total assets	¥ 9,513,060	¥ 1,380,303	¥ 10,893,363

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)		
	Property and casualty	Life	Consolidated
2002:			
Operating income:			
Property and casualty:			
Net premiums written	¥1,381,483	¥ —	¥1,381,483
Less increase in unearned premiums	38,521	—	38,521
Premiums earned	1,342,962	—	1,342,962
Life premiums	—	209,208	209,208
Net investment income	94,386	10,295	104,681
Realized (losses) gains on investments	(1,384)	364	(1,020)
(Losses) gains on derivatives	(20,847)	13,528	(7,319)
Total operating income	1,415,117	233,395	1,648,512
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	798,214	—	798,214
Policy benefits and losses for life	—	175,016	175,016
Income credited to investment deposits by policyholders	56,422	1,085	57,507
Policy acquisition costs	418,979	18,033	437,012
Other operating expenses	63,751	8,344	72,095
Total operating costs and expenses	1,337,366	202,478	1,539,844
Income before income tax expense and cumulative effect of accounting changes	77,751	30,917	108,668
Income tax expense (benefit):			
Current	50,070	3,890	53,960
Deferred	(27,806)	7,262	(20,544)
	22,264	11,152	33,416
Income before cumulative effect of accounting changes	55,487	19,765	75,252
Cumulative effect of accounting changes, net of tax	56,727	28,738	85,465
Net income	¥ 112,214	¥ 48,503	¥ 160,717
Total investments	¥6,068,201	¥560,624	¥6,628,825
Total assets	¥7,823,947	¥735,230	¥8,559,177

	(Dollars in thousands)		
	Property and casualty	Life	Consolidated
2004:			
Operating income:			
Property and casualty:			
Net premiums written	$18,351,377	$ —	$ 18,351,377
Less increase in unearned premiums	802,292	—	802,292
Premiums earned	17,549,085	—	17,549,085
Life premiums	—	2,337,736	2,337,736
Net investment income	972,613	217,698	1,190,311
Realized (losses) gains on investments	(53,840)	17,472	(36,368)
Losses on derivatives	(211,113)	(135,632)	(346,745)
Total operating income	18,256,745	2,437,274	20,694,019
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	10,621,764	—	10,621,764
Policy benefits and losses for life	—	1,867,010	1,867,010
Income credited to investment deposits by policyholders	492,066	59,009	551,075
Policy acquisition costs	5,081,066	192,311	5,273,377
Other operating expenses	804,010	140,302	944,312
Total operating costs and expenses	16,998,906	2,258,632	19,257,538
Income before income tax expense	1,257,839	178,642	1,436,481
Income tax expense (benefit):			
Current	438,085	33,755	471,840
Deferred	(37,896)	31,952	(5,944)
	400,189	65,707	465,896
Net income	$ 857,650	$ 112,935	$ 970,585
Total investments	$75,028,933	$13,586,368	$ 88,615,301
Total assets	$98,001,274	$17,096,584	$115,097,858

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Millea Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries ("the Company") at March 31, 2004, and the results of their operations and their cash flows for the year ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
August 3, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Millea Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Millea Holdings, Inc. and subsidiaries as of March 31, 2003, and the related consolidated statements of income, stockholders' equity, cash flows and comprehensive income for each of the years in the two-year period ended March 31, 2003, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millea Holdings, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(h) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002.

KPMG AZSA & Co.

Tokyo, Japan
September 4, 2003

Worldwide Network of the Millea Group

- ● BRANCHES OF TOKIO MARINE
- ▲ REPRESENTATIVE AND LIAISON OFFICES/OFFICERS OF TOKIO MARINE
- ■ UNDERWRITING AGENTS OF TOKIO MARINE
- ❖ SUBSIDIARIES AND AFFILIATES OF TOKIO MARINE
- ◎ BRANCHES OF NICHIDO FIRE
- △ REPRESENTATIVE AND LIAISON OFFICES OF NICHIDO FIRE
- ▩ UNDERWRITING AGENTS OF NICHIDO FIRE
- ⁘ SUBSIDIARIES AND AFFILIATES OF NICHIDO FIRE
- ✳ MILLEA ASIA AND ITS GROUP COMPANIES

NORTH AMERICA

UNITED STATES

●▲ NEW YORK
230 Park Avenue, New York, NY 10169

■❖ NEW YORK
Tokio Marine Management, Inc.
230 Park Avenue, New York, NY 10169

■❖ NEW YORK
Tokio Re Corporation
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Trans Pacific Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Claims Service, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
AXIA Services, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Tokio Marine Asset Management (USA), Ltd.
230 Park Avenue, Suite 910, New York, NY 10169

❖ NEW YORK
TM Specialty Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Casualty Insurance Company
230 Park Avenue, New York, NY 10169

△ NEW YORK
70 Pine Street, 57th Floor, New York, NY 10270

❖ NEW YORK
TNUS Insurance Company
230 Park Avenue, New York, NY 10169

▲❖ LOS ANGELES
Tokio Marine Management, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91101-2132

❖ LOS ANGELES
TM Claims Service, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91109-7316

△ LOS ANGELES
777 South Figueroa Street, 14th Floor, Los Angeles, CA 90017

▲❖ SAN FRANCISCO
Tokio Marine Management, Inc., San Francisco Office
1825 South Grant Street, Suite 570, San Mateo, CA 94402

▲❖ CHICAGO
Tokio Marine Management, Inc., Chicago Office
444 North Michigan Avenue, Suite 2980, Chicago, IL 60611

▲❖ ATLANTA
Tokio Marine Management, Inc., Atlanta Office
One Ravinia Drive, Suite 1130, Atlanta, GA 30346

▲❖ HOUSTON
Tokio Marine Management, Inc., Houston Office
2950 North Loop West, Suite 500, Houston, TX 77092

▲❖ NASHVILLE
Tokio Marine Management, Inc.. Nashville Office
9005 Overlook Blvd, Suite 216, Brentwood, TN 37027

▲❖ CINCINNATI
Tokio Marine Management Inc., Cincinnati Office
250 East Fifth Street, Suite 1500, Cincinnati, OH 45202

▲❖ HONOLULU
First Insurance Company of Hawaii, Ltd., Tokio Marine Unit
1100 Ward Avenue, Honolulu, HI 96814

❖ HONOLULU
TM Claims Service, Inc., Honolulu Branch
1100 Ward Avenue, Suite 710, Honolulu, HI 96814

▲■❖ GUAM
Nanbo Guam, Ltd.
P.O. Box 2980, Hagatna, Guam 96910

△⁘ GUAM
Nichido Insurance Company (Pacific), Limited
P.O. Box 326367, Hagatna, Guam 96932

▩ GUAM
Calvo's Insurance Underwriters, Inc.
Calvo's Insurance Building, P.O. Box CI, Hagatna, Guam 96910

CANADA

▲■ TORONTO
c/o Lombard Canada Ltd.
105 Adelaide Street West 3rd Floor, Toronto, Ontario M5H 1P9

▲ VANCOUVER
c/o Lombard Canada Ltd.
Suite 602, Two Bentall Centre, 555 Burrard Street, Box 261, Vancouver, British Columbia V7X 1M8

BERMUDA

❖ HAMILTON
Tokio Millennium Re Ltd.
The Waterfront, 90 Pitts Bay Road, P.O. Box HM1296, Hamilton HM FX

CAYMAN ISLANDS

❖ GRAND CAYMAN
Tokio Marine Financial Solutions Ltd.
P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

❖ GRAND CAYMAN
Tokio Marine Asset Management (Cayman) Ltd.
W.S. Walker & Company, P.O. Box 265, G.T., Mary Street, Caledonian House, George Town, Grand Cayman, Cayman Islands, British West Indies

CENTRAL & SOUTH AMERICA

MEXICO

▲❖ MEXICO CITY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Félix Parra 39, Col. San José, Insurgentes, C.P. 03900 México, D.F.

❖ MEXICO CITY
Tokio Marine Global Re Ltd. Oficina de Representación en México
Félix Parra No.39, 1er Piso, Col. San José Insurgentes, Deleg. Benito Juarez, 03900 México, D.F.

❖ TIJUANA
Tokio Marine Compañia de Seguros, S.A. de C.V.
Blvd. Agua Caliente 4558, Desp. 204
Colonia Aviacion 22420 Tijuana, B.C.

❖ AGUASCALIENTES
Tokio Marine Compañia de Seguros, S.A. de C.V.
Sierra Morena 512, Desp. 103
Fraccionamiento Bosques del Prado,
la Secc. 20127, Aguascalientes, AGS.

❖ MONTEREY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Av. Lazaro Cardenas 2400, Poniente, Col. Residencial San Augustin,
Condominio Losoles, Desp. A-21A C.P. 66267, Garza Garcia, N.L.

BRAZIL

▲❖ SÃO PAULO
Tokio Marine Brasil Seguradora S.A.
Rua 13 de Maio, 1529, CEP: 01327-001, São Paulo, SP

▲❖ RIO DE JANEIRO
Tokio Marine Brasil Seguradora S.A.
Rua da Assembleia, No. 10-23, Andar-cj. 2322
Rio de Janeiro, RJ, CEP: 20119-900

❖ MANAUS
Tokio Marine Brasil Seguradora S.A.
Rua 24 de Maio, 220-9° Andar-cj. 912 Manaus, AM,
CEP: 69010-080

❖ BELO HORIZONTE
Tokio Marine Brasil Seguradora S.A.
Rua Pernanbuco, 1077 Pilotis, Belo Horizonte, MG, CEP: 30130-151

❖ CURITIBA
Tokio Marine Brasil Seguradora S.A.
Rua Carlos de Carvalho, 373, Loja 4 Curitiba, PR, CEP: 80410-180

❖ BLUMENAU
Tokio Marine Brasil Seguradora S.A.
Rua Ingo Hering, 20-Sala 6, Blumenau, SC, CEP: 89010-205

❖ PÔRTO ALEGRE
Tokio Marine Brasil Seguradora S.A.
Rua dos Andradas, 955-4° Andar-cj. 401, Pôrto Alegre, RS,
CEP: 90020-005

❖ RIBEIRÃO PRETO
Tokio Marine Brasil Seguradora S.A.
Rua Cerqueira Cesar, 481-5° Andar-cj. 500/501 Ribeirão Preto, SP,
CEP: 14010-130

PARAGUAY

❖ ASUNCIÓN
La Rural S.A. de Seguros
Avenida Mcal López 1082 N° esq Mayor Bullo, Asunción

❖ ENCARNACIÓN
La Rural S.A. de Seguros
Monseñor Wiesen 389, 1 Piso, o/m cal Estigarribia, Encarnación

EUROPE

UNITED KINGDOM

▲❖ LONDON
Tokio Marine Europe Insurance Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
Tokio Marine Property Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
TM Management Services Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
Tokio Marine Asset Management (London) Limited
150 Leadenhall Street, London EC3V 4TE

△❖ LONDON
European Nichido Insurance Company, Limited
8 Devonshire Square, London EC2M 4PL

FRANCE

▲❖ PARIS
Tokio Marine Europe Insurance Limited, France Branch
66, Rue de la Chaussé e d'Antin, 75009 Paris

❖ PARIS
TM Management Services Limited, Paris Branch
21, boulevard de la Madeleine 75038 Paris, Cedex 01

BELGIUM

▲❖ BRUXELLES
Tokio Marine Europe Insurance Limited, Belgium Branch
c/o Fortis Corporate Insurance N.V.
Boulevard Emile Jacqmain 53, B-1000 Bruxelles

❖ ANTWERPEN
Tokio Marine Europe Insurance Limited
c/o Fortis Corporate Insurance Marine
Antwerp Tower, De Keyserlei 5 box 6, B-2018 Antwerpen

LUXEMBOURG

❖ MUNSBACH
Nichido Investment (Luxembourg) S.A.
1B, Parc d'Activité Syrdall L-5365, Munsbach Grand-Duché de
Luxembourg

GERMANY

❖ HAMBURG
Tokio Marine Europe Insurance Limited
c/o Burmester, Duncker & Joly,
Trostbrücke 1, D-20457 Hamburg

▲❖ DÜSSELDORF
Tokio Marine Europe Insurance Limited, German Branch
Immermannstrasse 45, D-40210 Düsseldorf

NETHERLANDS

▲❖ AMSTERDAM
Tokio Marine Europe Insurance Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

❖ AMSTERDAM
TM Management Services Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

IRELAND

❖ DUBLIN
Tokio Marine Global Re Limited
38/39 Fitzwilliam Square, Dublin 2

DENMARK

❖ COPENHAGEN
Tokio Marine Europe Insurance Limited
c/o CNA Insurance Hansen & Klein A/S.
Hammerensgade 6, 1st Floor, DK1267, Copenhagen K

NORWAY

❖ OSLO
Tokio Marine Europe Insurance Limited
c/o Citius Insurance AS
Drammensveien 145b, P.O. Box 170, Skøyen N-0212 Oslo

GREECE

❖ ATHENS
Tokio Marine Europe Insurance Limited
c/o Willis Kendriki S.A.
44 Ermou Street, 105 63, Athens

ITALY

▲❖ MILANO
Tokio Marine Europe Insurance Limited, Italy Branch
c/o Allianz Subalpina S.p.A.
Via Turati 4, 20121 Milano

SPAIN

▲❖ BARCELONA
Tokio Marine Europe Insurance Limited, Spain Branch
Plaza Francesc Macià, 7-5A, 08029, Barcelona

MIDDLE & NEAR EAST

UNITED ARAB EMIRATES

▲■ DUBAI
c/o Al Futtaim Development Services Company — LLC,
The Tokio Marine and Fire Insurance Co., Ltd.
3rd Floor, Deira City Center Office Building,
P.O. Box 26143, Deira, Dubai

IRAN

▲ TEHRAN
c/o Rahavard Insurance Consultants Company
Tavanir Ave., Nezami Ghanjavi Ave., No. 20, Pannah St.,
Post Code 14348, Tehran

SAUDI ARABIA

▲■ JEDDAH
c/o Hussein Aoueini & Co., Ltd.
Apartment 202-204 Shaker Building, South of Caravan Shopping
Center, Ibrahim, Shaker Street, (P.O. Box 25), Jeddah 21411

▲ RIYADH
c/o Hussein Aoueini & Co., Ltd.
No. 356 5th Floor, Al-Mousa Residential & Commercial Center,
Olayia Road, (P.O. Box 643), Riyadh 11421

▲ AL KHOBAR
c/o Hussein Aoueini & Co., Ltd.
Room No. 203, Fluor Arabia Building, King Abdul Aziz Boulevard
Road, 1 KM North of Al Khobar, (P.O. Box 290), Al Khobar 31952

BAHRAIN

▲❖ MANAMA
The Arab-Eastern Insurance Company Limited E.C.
2nd Floor, AFS Tower Building 155, Road 2004, (P.O. Box 10264),
Manama 320

KUWAIT

▲ KUWAIT
c/o Kuwait Insurance Company S.A.K.
P.O. Box 769 Safat, 13008, Kuwait

TURKEY

▲❖ ISTANBUL
Koc Allianz Sigorta A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

❖ ISTANBUL
Koc Allianz Hayat ve Emeklilik A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

OCEANIA & MICRONESIA

AUSTRALIA

▲■❖ SYDNEY
Tokio Marine Management (Australasia) Pty. Ltd.
Level 12, The Chifley Tower, 2 Chifley Square, Sydney,
N.S.W. 2000 (G.P.O. Box 4616, Sydney N.S.W. 2001)

▲❖ MELBOURNE
Tokio Marine Management (Australasia) Pty. Ltd.,
Victoria Branch
Level 14, 10-16 Queens Street, Melbourne, Victoria 3000

❖ ADELAIDE
Tokio Marine Management (Australasia) Pty. Ltd.,
South Australia Branch
Level 7, 33 King William Street, Adelaide, South Australia 5000

NEW ZEALAND

■ AUCKLAND
c/o IAG New Zealand Insurance Limited
Level 10, NZI House, 151 Queen Street, Auckland 1
(P.O. Box 1609)

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS

▩ SAIPAN
Calvo's Insurance Underwriters (CNMI), Inc.
Oleai Center Bldg., San Jose, Saipan MP96950

ASIA

PEOPLE'S REPUBLIC OF CHINA

● SHANGHAI
38F HSBC Tower, 101 Yin Cheng Dong Lu, Pudong New Area,
Shanghai 200120

▲ SHANGHAI
19F, Shanghai International Trade Building, Yanan West Road,
Shanghai 200336

❖✱ SHANGHAI
Sino Life Insurance Co., Ltd., Head Office
18th Floor, World Plaza, 855 Pudong South Road, Pudong,
Shanghai 200120

❖✱ SHANGHAI
Sino Life Insurance Co., Ltd., Shanghai Branch
21F, Pidemco Tower, 318 Fuzhou Rd., Shanghai 200001

❖✱ SHANGHAI
Sino Life Insurance Co., Ltd., Shanghai Branch's Sales Office
Room 1901, 19F, Huasheng Building, No. 398, Hankou Rd,
Shanghai 200001

▲ BEIJING
7th Floor, Changfugong Office Building, No. JIA26,
Jianguomenwai Dajie, Chaoyang-Qu, Beijing

❖✱ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch
F2, Jingyi Plaza, No. 6, Baiwanzhuang Bei St., Xi Cheng District,
Beijing, 100037

❖✱ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch, Xidan Sales Office
2511, F5 Xidan Book Store Plaza, Bing-17, Xi Chang'an St.,
Beijing, 100031

❖✱ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch, Yixing Sales Office
201 or 218, West Wing, Yixing Plaza, 13 Guangming St., Chong
Wen District, Beijing, 100061

▲ TIANJIN
Room No. 2309, Tianjin International Bldg., 75 Nanjing Road,
Tianjin

▲ DALIAN
5F Sen Mao Building, No. 147 Zhong Shan Road, Xi Gang Qu, Dalian

▲ NANJING
21F D2, D3 Room, Shangmao Century Plaza, 49 Zhongshan South Road, Nanjing

▲ CHENGDU
Room No. 378, Jin Jiang Hotel, No. 80 Section 2 Ren Min Ave., Chengdu

▲ GUANGZHOU
Room 5508 Citic Plaza, 233 Tianhe Bei Lu, Guangzhou

▲ SHENZHEN
Room 713, 7F, Office Tower Shun Hing Square, Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen

▲ SUZHOU
12th Floor, G.H.I.J. King Tower Shishan Road, Suzhou New District Jiangsu

▲■✻ HONG KONG
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
27th Floor, United Centre, 95 Queensway, Hong Kong

❖ HONG KONG
Tokio Marine Investment Services, Limited
26th Floor, United Centre, 95 Queensway, Hong Kong

⚠ HONG KONG
Room 26D, 26th Floor, United Centre, 95 Queensway, Hong Kong

TAIWAN

▲ TAIPEI
14th Floor, No. 111, Sungchiang Road, Taipei City, 111

✻ TAIPEI
NEWA Insurance Co.,Ltd., Headquarter
8F, 130, Sec.3, Nanjing E, Rd., Taipei

✻ TAICHUNG
NEWA Insurance Co., Ltd., Taichung Branch Office
3F, 194, Wen Hsin Rd., Sec.4, N.Dist., Taichung City, 404

✻ KAOHSIUNG
NEWA Insurance Co., Ltd., Kaohsiung Branch Office
7F, 394, Yucheng Rd., Tzuoying Dist., Kaohsiung City, 813

✻ KEELUNG
NEWA Insurance Co., Ltd., Keelung Liaison Office
5F-1, 43, Yi Rd., Shin Yi Dist., Keelung City, 206

✻ TAIPEI
NEWA Insurance Co., Ltd., Shihlin Liaison Office
3F, 237, Chengde Rd., Sec.4, Shihlin Dist., Taipei City, 111

✻ PANCHIAO
NEWA Insurance Co., Ltd., Panchiao General Production Dept.
11F, 268, Wen Hua 1st Rd., Sec.1, Panchiao City, 220

✻ TAOYUAN
NEWA Insurance Co., Ltd., Taoyuan General Production Dept.
12F-1, 1071, Chung Cheng Rd., Taoyuan City, 330

✻ JUNGLI
NEWA Insurance Co., Ltd., Jungli Liaison Office
7F, 204, Mintzu Rd., Jungli City, 320

✻ HSINCHU
NEWA Insurance Co., Ltd., Hsinchu Liaison Office
3F-2, 2, Wu Ling Rd., Hsinchu City, 300

✻ MIAOLI
NEWA Insurance Co., Ltd., Miaoli Liaison Office
75, Min Tsu Rd., Miaoli City, 360

✻ SHALU
NEWA Insurance Co., Ltd., Shalu Liaison Office
132, Chung Shan Rd., Shalu Township, Taichung County, 433

✻ NANTOU
NEWA Insurance Co., Ltd., Tsaotn Liaison Office
508, Cheng Kung Rd., Sec.1, Tsaotun Township, Nantou County, 542

✻ TAICHUNG
NEWA Insurance Co., Ltd., Fongyuan Liaison Office
384, Yuanhuan E. Rd., Fongyuan City, Taichung County, 420

✻ CHANGHUA
NEWA Insurance Co., Ltd., Changhua General Production Dept.
4F, 48, Heping Rd., Changhua City, 500

✻ CHANGHWA
NEWA Insurance Co., Ltd., Yuanhuan Liaison Office
4F, 273, Datong Rd., Sec.2, Yuanlin Township, Changhwa County, 510

✻ YUNLIN
NEWA Insurance Co., Ltd., Tounan Liaison Office
69, Chien Kuo 1st Rd., Tounan Township, Yunlin County, 630

✻ CHIAYI
NEWA Insurance Co., Ltd., Chiayi Liaison Office
4F-1, 237, Yu-I Rd., Chiayi City, 600

✻ TAINAN
NEWA Insurance Co., Ltd., Tainan General Production Dept.
3F-1, 480.Hsi Men Rd., Sec.4, Tainan City, 704

✻ KAOHSIUNG
NEWA Insurance Co., Ltd., Kangshan Liaison Office
189, Kuang Yuan W.Rd., Sec. 3, Kangshan Township, Kaohsiung County, 820

✻ PINGTUNG
NEWA Insurance Co., Ltd., Pingtung Liaison Office
46, Ho Sheng Rd., Sec.2, Pingtung City, Pingtung County, 900

✻ ILAN
NEWA Insurance Co., Ltd., Lotung Liaison Office
1F, 248, Chun Ching Rd., Sec.3, Lotung Township, Ilan County, 265

✻ HUALIEN
NEWA Insurance Co., Ltd., Hualien Liaison Office
492, Ho Ping Rd., Hualien City, Hualian County, 970

✻ TAITUNG
NEWA Insurance Co., Ltd., Taitung Liaison Office
416, Hsin Sheng Rd., Taitung City, Taitung County, 950

KOREA

● SEOUL
8th Floor, Samsung Insurance Bldg. 87, Euljiro, 1-Ga, Joong-Gu, Seoul 100-843

PHILIPPINES

▲✻ MANILA
Tokio Marine Malayan Insurance Co., Inc.
3rd, 6th and 7th Floors, Y Tower II, Alfaro Cor. Gallardo Streets, Salcedo Village, Makati, Metro Manila

THAILAND

▲✻ BANGKOK
The Sri Muang Insurance Co., Ltd.
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✻ BANGKOK
Tokio Marine South-East Servicing Company Limited
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✻ BANGKOK
Tokio Management Services (Thailand) Co., Ltd.
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

* BANGKOK
TMF Holding (Thailand) Limited
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

* BANGKOK
Millea Life Insurance (Thailand) Public Co., Ltd.
Empire Tower Building, 26th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

* BANGKOK
Pannasub Co., Ltd.
10th Floor, Kamol Sukosol Building, 317 Silom Rd., Bangkok 10500

* CHONBURI
The Sri Muang Insurance Co., Ltd., Sriracha Branch
30, 32 Sriracha Nakorn 1 Rd, Tumbol Sriracha, Amphur Sriracha, Chonburi 20110

* CHIANG MAI
The Sri Muang Insurance Co., Ltd., Chiang Mai Branch
2nd Floor, Airport Business Park Bldg. Suite 208, 90 Mahidol Rd., Tumbol Haiya Amphur Muang, Chiang Mai 50100

MALAYSIA

▲* KUALA LUMPUR
Tokio Marine Insurans (Malaysia) Bhd.
29th–31st Floors, Menara Dion 27 Jalan Sultan Ismail, 50250 Kuala Lumpur

* IPOH
Tokio Marine Insurans (Malaysia) Bhd., Ipoh Branch
52B, 54B, 52C & 54C (2nd & 3rd Floors) Jalan Seenivasagam, 30000 Ipoh, Perak

* MELAKA
Tokio Marine Insurans (Malaysia) Bhd., Malacca Branch
No. 59, Jalan Melaka Raya 25, Taman Melaka Raya 75000 Melaka

* PENANG
Tokio Marine Insurans (Malaysia) Bhd., Penang Branch
41 Rangoon Road, 10400 Penang

* JOHOR BAHRU
Tokio Marine Insurans (Malaysia) Bhd., Johor Bahru Branch
Unit 1903, Level 19 City Plaza, 21 Jalan Tebrau, 80300 Johor Bahru, Johor

* KUALA TERENGGANU
Tokio Marine Insurans (Malaysia) Bhd., Kuala Terengganu Branch
No. 21B, Jalan Tok Lam, 20100 Kuala Terengganu, Terengganu Darul Iman

* KOTA KINABALU
Tokio Marine Insurans (Malaysia) Bhd., Kota Kinabalu Branch
Lot 68, Ground Floor, Block H, Asiacity, Phase 1B, Lebuhraya Pantai Baru, 88000 Kota Kinabalu, Sabah

* KUCHING
Tokio Marine Insurans (Malaysia) Bhd., Kuching Branch
Lot 550 & 551, 1st Floor, Wisma Cheema, Jalan Tun Ahmad Zaidi Adruce, 93400 Kuching, Sarawak

* KUANTAN
Tokio Marine Insurans (Malaysia) Bhd., Kuantan Branch
B78 & B80, 2nd Floor, Wisma Air Putih, Jalan Air Putih, 25300 Kuantan, Pahang

❖ LABUAN
Tokio Marine Global Re Limited, Labuan Branch
c/o MNI Offshore Insurance (L) Ltd., Level 11 B, Block 4, Office Tower, Financial Park, Labuan Complex, Jalan Merdeka, 87000 WP Labuan (Kuala Lumpur Marketing Office: Menara Dion, #34-01, 27 Jalan Sultan Ismail, 50250 Kuala Lumpur)

SINGAPORE

▲* SINGAPORE
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

* SINGAPORE
Millea Asia Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two, Singapore 068809

❖ SINGAPORE
TM Claims Service Asia Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two, Singapore 068809

❖ SINGAPORE
Tokio Marine Asset Management International Pte. Ltd.
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

△ SINGAPORE
6 Shenton Way #23-09, DBS Building, Tower Two, Singapore 068809

BRUNEI

* BANDER SERI BEGAWAN
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building Tower Two, Singapore 068809

INDONESIA

▲* JAKARTA
P.T. Asuransi Tokio Marine Indonesia
Sentral Senayan I, 3rd & 4th Floors, Jl. Asia Africa No. 8, Jakarta 10270

* SURABAYA
P.T. Asuransi Tokio Marine Indonesia, Surabaya Branch Office
Medan Pemuda Building 8th Floor, 27-31 Jalan Pemuda, Surabaya 60271

* BATAM
P.T. Asuransi Tokio Marine Indonesia, Batam Representative Office
Wisma Batamindo, 3rd Floor, unit no. 16, Jl, Rasamala No. 1, Mukakuning, Batam 29433

VIETNAM

* HANOI
Vietnam International Assurance Company, Hanoi Branch
6th Floor, Sun Red River, 23 Phan Chu Trinh Street, Hoan Kiem District, Hanoi

* HO CHI MINH CITY
Vietnam International Assurance Company
10th Floor, Saigon Trade Center, 37 Ton Duc Thang, District 1, Ho Chi Minh City

MYANMAR

▲ YANGON
FMI Centre, Room No. 908, 9th Floor, No. 380, Bogyoke Aung San Street, Pabedan Township, Yangon

INDIA

▲ NEW DELHI
Lower Ground Floor, A-11/1, Vasant Vihar, New Delhi 110057

* NEW DELHI
IFFCO-TOKIO General Insurance Co. Ltd., Zonal Office
FAI Building, 2nd Floor, 10, Shaheed Jit Singh Marg, Qutab Institutional Area, New Delhi 110067

* NEW DELHI
IFFCO-TOKIO General Insurance Co. Ltd.
505 5th Floor-Kailash Building, 26, K. G. Marg, Connaught Place, Delhi 1

* GURGAON
IFFCO-TOKIO General Insurance Co. Ltd., Corporate Office
4th Floor, Palm Court, Plot No 20/4, Mehrauli Gurgaon Road, Sukhrali Chowk, Gurgaon, Haryana 122001

* NOIDA
IFFCO-TOKIO General Insurance Co. Ltd., Noida Office
KRIBHCO Bhawan, 5th Floor, A-10, Sector-1, Noida 201301

* AHMEDABAD
IFFCO-TOKIO General Insurance Co. Ltd., Ahmedabad Branch
45, Drive in Road, B/W Commerce Six Road & Vijay Restaurant, Navrang Pura, Ahmedabad 380009

* ALLAHABAD
IFFCO-TOKIO General Insurance Co. Ltd.
Meena Bazar (1st Floor), 10 Sardar Patel Marg, Civil Lines, Allahabad 211001

* AONLA
IFFCO-TOKIO General Insurance Co. Ltd.
B-148, 3 IFFCO Township, Aonla, Bareilly (U. P.) 243403

* BANGALORE
IFFCO-TOKIO General Insurance Co. Ltd., Bangalore Zonal Office
KSCMF Bldg., 3rd Floor, 3rd Block #8, Cunningham Road, Bangalore 560052

* BHOPAL
IFFCO-TOKIO General Insurance Co. Ltd., Bhopal Branch
Plot No. 7, 1st Floor, Kwality Business Centre, Zone No. 2, MP Nagar, Bhopal 462011

* BHUBANESHWAR
IFFCO-TOKIO General Insurance Co. Ltd., Bhopal Branch
4th Floor, Metro House, Vani Vihar, Bhubaneshwar 751007

* CHENNAI
IFFCO-TOKIO General Insurance Co. Ltd.
New No. 28, 2nd Floor, North Usman Road, 'T' Nagar, Chennai 600017

* CHANDIGARH
IFFCO-TOKIO General Insurance Co. Ltd.
Plot No. 2 B&C, 4th Floor, IFFCO Complex, Sector 28-A, Madhya Marg, Chandigarh 160018

* COCHIN
IFFCO-TOKIO General Insurance Co. Ltd.
XL/1485, 1st Floor, 'Satgamaya', M. G. Road, Cochin, Ernakulam 682011

* COIMBATORE
IFFCO-TOKIO General Insurance Co. Ltd.
Ponmani Towers, 73, Avarampalayam Road, New Sidhapudur, Coimbatore 641044

* HYDERABAD
IFFCO-TOKIO General Insurance Co. Ltd.
2nd Floor, Uma Chambers, Banjara Hills Road, Punjagutta, Hyderabad 500028

* INDORE
IFFCO-TOKIO General Insurance Co. Ltd.
Commerce House, 1st Floor, 7, Race Course Road, New Palasia, Indore 452001

* KOLKATA
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
9/1, Metro Towers, 9th Floor, 1. Hochiminh Sarani, Kolkata 700071

* LUCKNOW
IFFCO-TOKIO General Insurance Co. Ltd.
8, Gokhle Marg, Lucknow 226001

* LUDHIANA
IFFCO-TOKIO General Insurance Co. Ltd.
1st Floor, Sohan Singh Complex, Shastri Nagar, Near Railway Crossing, Ludhiana 141002

* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd.
155, Maker Chamber-6, Nariman Point, Mumbai 400021

* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd.
IL & FS Business Centre, 182, Water Field Road, Bandra (West), Mumbai 50

* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd.
4th Floor, Asra, G-Block, C-22, Quadrant A, 3rd Floor, Bandra Kurla Complex, Bandra East, Mumbai 51

* CHANDIGARH
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
Plot No. 2 (B&C) Sector 28-A, Madhya Marg, Chandigarh 160002

* NAGPUR
IFFCO-TOKIO General Insurance Co. Ltd.
Block No. 2, Rohera Arcade, 1st Floor, Ajini Square, Wardha Road, Nagpur 440015

* NASIK
IFFCO-TOKIO General Insurance Co. Ltd.
"Trupti Villa", Kulkarni Colony, Sharanpur Road, Nasik 422002

* PUNE
IFFCO-TOKIO General Insurance Co. Ltd.
Kapil Towers, A-301, 45, Ambedkar Road, Near RTO Office, Pune 411001

* SURAT
IFFCO-TOKIO General Insurance Co. Ltd.
1st Floor, House A, NR World Trade Center, 21st Century Business Center, Ring Road, Surat 395002

* BARODA
IFFCO-TOKIO General Insurance Co. Ltd.
Mezzanine Floor, Meghdhanush, Near Transpek Circle, Gotri Road, Baroda 390007

* RAIPUR
IFFCO-TOKIO Insurance Services Ltd.
A-22, Sector-1, Shankar Nagar, Raipur 497001

(As of August 1, 2004)

Directors and Corporate Auditors of Millea Holdings, Inc.

(As of August 1, 2004)

Chairman of the Board of Directors
Tomio Higuchi

President, Director
Kunio Ishihara

Executive Vice President, Director
Katsuo Handa

Managing Directors
Yasuo Yaoita
Tomohiro Kotani

Directors
Shoji Ueno
Yasuo Tago
Minoru Makihara
Masamitsu Sakurai
Haruo Shimada
Toshiro Yagi
Sukeaki Ohta
Yoichiro Iwama

Standing Corporate Auditors
Takehisa Kikuchi
Yukiteru Noji

Corporate Auditors
Iwao Hanaoka
Shigemitsu Miki
Kuniko Inoguchi

Investor Information

Head Office:
Millea Holdings, Inc.
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3333
Facsimile: 81-3-6212-3711

Stock Exchange Listings and Quotations:
The common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. American Depositary Receipts for common stock are quoted on NASDAQ/NMS in the United States.

Depositary for American Depositary Receipts:
Citibank, N.A.
Shareholder enquiries should be directed to:
Citigroup Shareholder Services
P.O. Box 2502, Jersey City, New Jersey 07303-2502, U.S.A.
Phone: 877-CITI-ADR (248-4237)
Facsimile: 201-324-3284
E-mail: citibank@shareholders-online.com

Transfer Agent for Common Stock:
The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan

Annual Meeting of Shareholders:
The annual meeting of shareholders of Millea Holdings is held in June in Tokyo, Japan.

Number of Shares of Common Stock Issued:
(As of August 1, 2004)
1,787,048.75 shares

Investor Relations:
Millea Holdings, Inc.
Corporate Planning Department,
Corporate Communications and Investor Relations Group
(From October 1, 2004)
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3408
Facsimile: 81-3-6212-3711
URL: http://www.millea.co.jp

Millea Holdings, Inc.

West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-0004, Japan
Phone: Tokyo (03) 6212-3333

www.millea.co.jp